UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: August 2008
Commission File Number: 000-50393
BELLUS Health Inc.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F
☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 5, 2008	BELLUS Health Inc.
	By:	/s/ Lise Hébert, Ph.D
Lise Hébert, Ph.D.
Vice President, Corporate Communications

The Consolidated Financial Statements (unaudited) of BELLUS Health Inc. (formerly Neurochem Inc., the “Registrant”) for the periods ended June 30, 2008 and 2007, Reconciliation to United States Generally Accepted Accounting Principles, years ended December 31, 2007 and 2006, and period from inception (June 17, 1993) to December 31, 2007, six-month periods ended June 30, 2008 and 2007 (unaudited) and Management’s Discussion and Analysis for the three and six-month periods ended June 30, 2008 submitted by the Registrant with this report on Form 6-K are hereby incorporated by reference into, and as exhibits to, the Registrant’s registration statements on Form F-10 (SEC Reg. Nos. 333-140039 and 333-142770).

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

For further information, please contact:

Lise Hébert, Ph.D.	Tel: (450) 680-4572
Vice President, Corporate Communications	lhebert@bellushealth.com
BELLUS HEALTH MOVES FORWARD ON NUTRACEUTICAL AND
PHARMACEUTICAL FRONTS
Reports Results for First Half of 2008
LAVAL, QUEBEC, August 5, 2008 — BELLUS Health Inc. (NASDAQ: BLUS; TSX: BLU) announced meaningful progress in both its nutraceutical and pharmaceutical programs and reported results for the second quarter ended June 30, 2008. The Company reported a net loss of $12,706,000 ($0.26 per share) for the second quarter, compared to $30,484,000 ($0.75 per share) for the same period the previous year. For the first half, the net loss amounted to $25,608,000 ($0.52 per share) compared to $51,500,000 ($1.30 per share) for the first half of 2007. The net loss for the periods ended June 30, 2007 included a non-cash accretion expense under Canadian GAAP of $10,430,000 relating to the $40 million 5% senior subordinated convertible notes issued in May 2007. The decrease in the net loss is also due to a reduction in research and development expenses, before research tax credits and grants, which amounted to $7,123,000 this quarter and $15,903,000 for the first six months, compared to $14,741,000 for the second quarter the previous year and $31,569,000 for the first half of 2007. During the first six months of the year, the Company also ramped up its expenditures in marketing and pre-launch activities associated with VIVIMIND™ for the protection of memory function and with the creation in 2008 of its wholly owned subsidiary OVOS Natural Health Inc.
As at June 30, 2008, the Company had available cash, cash equivalents and marketable securities of $29,118,000, compared to $58,672,000 at December 31, 2007. BELLUS Health expects to further reduce its burn rate during the remainder of fiscal 2008.
“I am pleased to see the progress BELLUS Health is making in both its nutraceutical and pharmaceutical programs,” said Dr. Francesco Bellini, Chairman, President and CEO of BELLUS Health. “OVOS Natural Health, our nutraceutical subsidiary, is on track to launch VIVIMIND™ in Canada and on the Internet during the third quarter of 2008. The launch will be supported by synergistic advertising and public relations campaigns targeting major broadcast, print and web electronic media. With respect to our pharmaceutical activities, we are proceeding as planned for our second Phase III clinical trial with KIACTA™ and our Phase II clinical trial with NC-503 for the treatment of

Type II diabetes and certain features of metabolic syndrome. BELLUS Health has succeeded in the past six months establishing advanced and strong programs for its commercial, development and research activities and has significantly reduced its burn rate. Building on these accomplishments, the Company is entering a new and exciting phase in its development which will also include for the management to secure a solid financial base,” he concluded.
OVOS Natural Health Readying for VIVIMIND™ Launch
OVOS Natural Health’s first product, VIVIMIND™, being marketed for memory protection, is on target for its Canadian and Internet launch in the third quarter of 2008. The Company will use a specialized external sales force to sell and distribute VIVIMIND™ through traditional retail and natural health food channels. To date, OVOS Natural Health already has a commitment from over 2,000 retail points of sale in Canada, comprised of major retailers across the country. The Company expects to grow the number to more than 3,000 retail points of sale by year-end.
The launch of VIVIMINDTM will be coordinated with the help of a global Advisory Board chaired by Dr. Oscar L. Lopez, Department of Neurology, University of Pittsburgh, U.S., and of a Canadian Advisory Board chaired by Mr. Jean-Yves Dionne, a Canadian pharmacist, scientific advisor and consultant to companies in the nutraceutical sector. The combined collective knowledge of these experts in the field of neurology, basic science, pharmacy, nutrition and naturopathy will serve to guide OVOS Natural Health as it builds and expands its operations. After launching in Canada and on the Internet, OVOS Natural Health is taking steps to launch VIVIMINDTM in the United States in 2009 while investigating other geographic regions.
Geared primarily to consumers most inclined to self-care,VIVIMIND™ will reach out to the fastest growing sector of the population. As a brand backed by strong science-based evidence, VIVIMIND™ will be in a position to transform the natural health product industry. Based on 15 years of significant scientific research, including clinical testing with over 2,000 individuals worldwide and patent protection until 2019, VIVIMIND™ is expected to be a breakthrough in the nutraceutical industry.
“In a major groundbreaking clinical study performed in Canada and the United States using brain scans (MRI), VIVIMIND™ has provided a statistically significant reduction of 68% in the loss of brain volume in the hippocampus, a part of the brain structure that is associated with memory and learning, when compared to the untreated group,” said Mr. Gary Schmid, President and Chief Executive Officer of OVOS Natural Health. “The matching individuals taking VIVIMIND™ also performed better on tests of memory and thinking compared with individuals taking a placebo. The results will be submitted for publication in a peer-reviewed journal at an appropriate time,” he added.
VIVIMIND™ is a synthetic form of homotaurine, a naturally occurring amino acid which exists in certain seaweed. The active compound in VIVIMIND™ is chemically and biologically identical to the natural compound.

“OVOS Natural Health’s strategy is to drive VIVIMIND™ to worldwide success while demonstrating leadership in an under-served sector — the mind,” said Mr. Schmid. “The Canadian launch, orchestrated in record time, will enable the Company to leverage its success in other territories. To that end, OVOS Natural Health is setting up an office in Salt Lake City, an important American market for natural health products. Mr. James W. Stitley, who has an extensive background with some of the most recognizable consumer packaged goods companies, will serve as General Manager. Mr. Stitley will join OVOS Natural Health after nearly 10 years with Schiff (Weider) Nutrition International. As our company grows and expands into the global market, our commitment is to maintain the same level of quality, consistency, responsibility and trustworthiness in every brand we make. OVOS Natural Health is now in a position to begin the commercialization of brands made with quality ingredients under Good Manufacturing Practice standards that will deliver self-care, evidence-based health solutions,” Mr. Schmid concluded.
Pharmaceutical Programs Proceeding Well
Following BELLUS Health’s decision in March 2008 to initiate a second Phase III clinical trial for eprodisate (KIACTA™), the Company is expecting to begin the trial in the fourth quarter of 2008. It will be an international, double-blind, randomized, placebo-controlled and parallel design study of approximately 190 patients to be followed for a period of 24 months. The clinical endpoint will be similar to that of the first trial with a focus on renal function and a target p-value of 0.05. The first trial had provided statistically significant results on the primary endpoint with a p-value of 0.0251.
This investigational product candidate is being developed for the treatment of a rare but devastating disease, Amyloid A (AA) amyloidosis, which attacks the kidney function and often leads to death.
1 Cox analysis; New England Journal of Medicine 2007; 356(23): 2349.
Diabetes — An Enormous Medical Need
Work is proceeding on NC-503, our product candidate for the treatment of Type II diabetes and certain features of metabolic syndrome. Results from animal studies using a rat model of diabetes and metabolic syndrome have shown that NC-503 protects the kidney and decreases the glycemic levels with important metabolic improvement in triglyceridemia and cholesterolemia in obese diabetic Zucker rats, when compared to the control group. Treatment with NC-503 correlated with the preservation of 40% more pancreatic islet cells secreting insulin than in the control group.
This program has now advanced into a Phase II clinical trial in diabetic patients in Canada. The study is a 26-week, double-blind, placebo-controlled, randomized study. Interim results are expected in late 2008 or early 2009.
The recent announcement by BELLUS Health of the acquisition of Innodia Inc. should provide additional resources and complementary expertise to BELLUS Health to advance its work on this product candidate. Innodia’s drug discovery efforts were focused primarily on amino acid-based therapies for the treatment of obesity and diabetes and related conditions.
Consolidated Financial Results Highlights
BELLUS Health Inc., formerly known as Neurochem Inc., (BELLUS Health or the Company) is a global health company focused on the development and commercialization of products to provide innovative health solutions to address critical unmet medical needs.
The shareholders of Neurochem Inc. approved the change of its name to “BELLUS Health Inc.” at the annual and special shareholders’ meeting on April 15, 2008. The new stock ticker symbols of the Company are BLUS (NASDAQ) and BLU (TSX).
The Management’s Discussion and Analysis (MD&A) provides a review of the Company’s operations, performance and financial position for the three- and six-month periods ended June 30, 2008, compared with the three- and six-month periods ended June 30, 2007. It should be read in conjunction with the Company’s unaudited consolidated financial statements for the periods ended June 30, 2008, as well as the Company’s audited consolidated financial statements for the year ended December 31, 2007, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). For discussion regarding related-party transactions, contractual obligations, disclosure controls and procedures, internal control over financial reporting, critical accounting policies and estimates, recent accounting pronouncements, and risks and uncertainties, refer to the Annual Report and the Annual Information Form for the year ended December 31, 2007, as well as registration statements and other public filings, which are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-Looking Statements” cautionary notice, which can be found at the end of this MD&A. This MD&A was prepared by Management with information available as at August 4, 2008.
As previously reported, effective July 1, 2007, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenue, expenses, assets, liabilities and financing are denominated in US dollars. All currency figures reported in this document, including comparative figures, are reported in US dollars, unless otherwise specified.
Results of operations
For the three-month period ended June 30, 2008, the net loss amounted to $12,706,000 ($0.26 per share), compared to $30,484,000 ($0.75 per share) for the corresponding period the previous year. For the six-month period ended June 30, 2008, the net loss amounted to $25,608,000 ($0.52 per share), compared to $51,500,000 ($1.30 per share) for the same period last year. The net loss for the periods ended June 30, 2007 included a non-cash accretion expense under Canadian GAAP of $10,430,000 relating to the $40 million 5% senior subordinated convertible notes issued in May 2007.
Revenue from collaboration agreement amounted to nil for the current quarter ($205,000 for the six-month period), compared to $312,000 for the same period the previous year ($685,000 for the six-month period). This revenue was earned under the agreement with Centocor, Inc. (Centocor) in respect of eprodisate (KIACTA™), an oral investigational product candidate for the treatment of Amyloid A (AA) amyloidosis. During the first quarter of 2008, the Company announced its decision to continue the drug development program for eprodisate (KIACTA™) and that it will initiate a second Phase III clinical trial for eprodisate (KIACTA™) in close cooperation with the US Food and Drug Administration (FDA) and the European Medicines Agency (EMEA). The trial is expected to begin in the fourth quarter of 2008, with approximately 190 patients to be followed for a period of 24 months. As part of the decision, the Company withdrew its marketing applications for eprodisate (KIACTA™) in the US, the European Union and Switzerland. On April 15, 2008, the Company announced that it had regained full ownership rights and control of eprodisate (KIACTA™) from Centocor. During the current quarter, the refundable portion ($6,000,000) of the upfront payment received from Centocor in 2005 was refunded to Centocor.
Reimbursable costs revenue amounted to $47,000 for the current quarter ($69,000 for the six-month period), compared to $131,000 for the same period the previous year ($259,000 for the six-month period), and consisted of costs reimbursable by Centocor in respect of eprodisate (KIACTA™)-related activities. The Company earned no margin on these reimbursable costs. As the Company regained full ownership of this program from Centocor, these costs will no longer be reimbursable from Centocor in the future.
Research and development expenses, before research tax credits and grants, amounted to $7,123,000 for the current quarter ($15,903,000 for the six-month period), compared to $14,741,000 for the same period the previous year ($31,569,000 for the six-month period). The decrease in the current periods compared to the same periods the previous year is mainly attributable to a reduction in expenses incurred in relation to the development of tramiprosate (ALZHEMED™; homotaurine) for the treatment of Alzheimer’s disease (AD), following the Company’s decision in November 2007 to terminate the tramiprosate (ALZHEMED™) pharmaceutical drug development program. Leveraging the many years of accumulated knowledge and the experience it has gained in developing tramiprosate (ALZHEMED™) for the treatment of AD, BELLUS Health is in the process of prioritizing and accelerating the development of a prodrug of tramiprosate (ALZHEMED™), a new chemical entity (NCE), for the treatment of AD. A prodrug is a pharmaceutical substance which is administered in an inactive form and, once absorbed into the body, is metabolized in vivo into its active form (in this case, tramiprosate).
The Company is also developing NC-503 (eprodisate) for the treatment of Type II diabetes and certain features of metabolic syndrome. A Phase II clinical trial in diabetic patients was launched in Canada and patient randomization commenced during the current quarter. The study is a 26-week, double-blind, placebo-controlled, randomized study. Interim results are anticipated in late 2008 or early 2009. Results from animal studies using a rat model of diabetes and metabolic syndrome have shown that NC-503 decreases the glycemic levels in obese diabetic Zucker rats, when compared to the control group, preserves 40% more pancreatic islet cells secreting insulin than in the control group, and protects kidney function.
The launch activities of VIVIMINDTM are in progress and the Company anticipates that the product will be launched in the third quarter of 2008. VIVIMINDTM is a patented, science-based natural health product shown to protect memory function and is based on the naturally occurring ingredient, homotaurine, found in certain seaweed. It is the direct result of over 15 years of significant scientific research, including clinical testing in over 2,000 individuals. Post-hoc analysis of the North American Phase III clinical trial of homotaurine (VIVIMINDTM) involving 1,052 AD patients showed a positive impact on cognitive function and anatomically it helped to reduce the volume loss of an important area of the brain responsible for memory. VIVIMINDTM will be commercialized by OVOS Natural Health Inc., a wholly owned subsidiary of BELLUS Health, created to launch evidence-based branded natural health products and to become a global industry leader in natural health products. Overall, BELLUS Health’s strategy aims to provide revenue generation in the short- to medium-term through sale of natural health products and mid- to long-term development of a pipeline in pharmaceuticals.
Research tax credits and grants amounted to $467,000 this quarter ($864,000 for the six-month period), compared to $494,000 for the corresponding period the previous year ($1,000,000 for the six-month period). Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program for expenditures incurred in Quebec. The decrease is mainly attributable to lower research and development expenses incurred in Quebec during the current periods which are eligible for refundable tax credits.
General and administrative expenses totaled $4,247,000 for the current quarter ($7,561,000 for the six-month period), compared to $3,165,000 for the same quarter the previous year ($6,625,000 for the six-month period). The increase is attributable to expenses incurred in relation to VIVIMINDTM pre-launch activities.
Reimbursable costs amounted to $47,000 for the current quarter ($69,000 for the six-month period), compared to $131,000 for the same period the previous year ($259,000 for the six-month period), and consisted of costs incurred on behalf of Centocor in respect of eprodisate (KIACTA™)-related activities and reimbursable by Centocor. As the Company regained full ownership of this program from Centocor, these costs will no longer be reimbursable from Centocor in the future.
Stock-based compensation amounted to $824,000 for the current quarter ($1,859,000 for the six-month period), compared to $933,000 for the corresponding quarter the previous year ($1,856,000 for the six-month period). This expense relates to stock options and stock-based incentives, whereby compensation cost in relation to stock options is measured at fair value at the date of grant and is expensed over the award’s vesting period. The decrease in the current quarter is mainly due to lower fair value of new stock options granted during the current periods.

Interest income amounted to $213,000 for the current quarter ($711,000 for the six-month period), compared to $951,000 for the same quarter the previous year ($1,564,000 for the six-month period). The decrease is mainly attributable to lower average cash balances and lower interest rates during the current periods, compared to the same periods in the previous year.
Accretion expense amounted to $1,225,000 for the current quarter ($2,432,000 for the six-month period), compared to $12,115,000 for the same quarter the previous year ($13,116,000 for the six-month period). Accretion expense represents the imputed interest under GAAP on the $42,085,000 aggregate principal amount of 6% convertible senior notes issued in November 2006 (2006 Notes), as well as on the $40,000,000 6% senior convertible notes (Senior Notes) and $40,000,000 5% senior subordinated convertible notes (Junior Notes) issued in May 2007. The Company accretes the carrying values of the convertible notes to their face value through a charge to earnings over their expected life of 60 months, 54 months and 1 month, respectively. The decrease is mainly due to accretion expenses of $10,430,000 recorded during the second quarter of 2007 on the Junior Notes, which were fully converted during that quarter. As of June 30, 2008, $42,085,000 of the 2006 Notes remains outstanding as well as $4,500,000 of the Senior Notes. Refer to the Liquidity and Capital Resources section for more details on the convertible notes.
Change in fair value of embedded derivatives amounted to a gain of $58,000 for the current quarter (gain of $100,000 for the six-month period) compared to a loss of $1,870,000 for the same quarter the previous year (loss of $1,870,000 for the six-month period) and represents the variation in the fair value of the embedded derivatives, including the embedded derivative related to the $80,000,000 aggregate principal amount of Senior and Junior Notes issued in May 2007.
Write-down of third party asset-backed commercial paper amounted to nil for the current quarter ($375,000 for the six-month period) and represents a provision recorded on the valuation of asset-backed commercial paper held by the Company. See Liquidity and Capital Resources section for more details.
Foreign exchange gain amounted to $106,000 for the current quarter (gain of $860,000 for the six-month period), compared to a gain of $511,000 for the same quarter the previous year (gain of $619,000 for the six-month period). Foreign exchange gains or losses arise on the movement in foreign exchange rates in relation to the Company’s net monetary assets denominated in currencies other than US dollars, which is its functional and reporting currency, and consists primarily of monetary assets and liabilities denominated in Canadian dollars. Foreign exchange gains for the current six-month period include $924,000 of gain recognized on the reclassification, during the first quarter of 2008, from deferred revenue (non-monetary liability) to accrued liability (monetary liability) of the refundable amount ($6,000,000) due to Centocor, following the recovery by the Company of ownership rights and control of eprodisate (KIACTA™).
Other income amounted to $256,000 for the current quarter ($534,000 for the six-month period), compared to $475,000 for the same quarter the previous year ($717,000 for the six-month period). Other income consists of non-operating revenue, primarily sub-lease revenue.
Liquidity and capital resources
As at June 30, 2008, the Company had available cash, cash equivalents and marketable securities of $29,118,000, compared to $58,672,000 at December 31, 2007. The decrease is primarily due to funds used in operating activities. The Company also has short-term bank indebtedness of $5,975,000 relating to the refund to Centocor. As previously discussed, during the second quarter of 2008, the Company refunded the refundable portion of the upfront payment received from Centocor in 2005. Since this obligation was secured by Asset-Backed Commercial Paper (ABCP), the market for which is currently being restructured as discussed later in this section, the Company entered into a credit facility, with the chartered bank that sold the Company the ABCP, in order to finance the repayment. Under the terms of the facility, bank indebtedness cannot exceed $6,000,000 and is secured by ABCP having a principal value of $6,000,000. Bank indebtedness bears interest at the bank’s prime rate minus 1%. This bank indebtedness is expected to be refinanced by long-term bank facilities upon the successful restructuring of the ABCP discussed below.
On November 9, 2006, the Company issued $42,085,000 aggregate principal amount of 6% convertible senior notes (the 2006 Notes) due in 2026. The 2006 Notes are convertible into common shares based on an initial conversion rate of 50.7181 shares per $1,000 principal amount of 2006 Notes ($19.72 per share). The 2006 Notes are convertible, at the option of the holder under certain conditions. On October 15, 2009, the conversion rate of the 2006 Notes will be adjusted to an amount equal to a fraction whose numerator is $1,000 and whose denominator is the average of the closing sale prices of the common shares during the 20 trading days immediately preceding, and including, the third business day immediately preceding October 15, 2009. However, no such adjustment will be made if the adjustment will reduce the conversion rate. On and after November 15, 2009, the conversion rate will be readjusted back to the conversion rate that was in effect prior to October 15, 2009. On or after November 15, 2011, the Company may redeem the 2006 Notes, in whole or in part, at a redemption price in cash equal to 100% of the principal amount of the 2006 Notes, plus any accrued and unpaid interest. On November 15, 2011, November 15, 2016 and November 15, 2021, the 2006 Note holders may require the Company to purchase all or a portion of their 2006 Notes at a purchase price in cash equal to 100% of the principal amount of the 2006 Notes to be purchased, plus any accrued and unpaid interest. The Company, at its discretion, may elect to settle the principal amount owing upon redemption or conversion in cash, shares or a combination thereof. As at June 30, 2008, the totality of the 2006 Notes remains outstanding. For additional information, refer to the Annual report and Annual Information Form for the year ended December 31, 2007, as well as other publicly filed documents.
On May 2, 2007, the Company issued $80,000,000 aggregate principal amount of convertible notes, consisting of $40,000,000 6% senior convertible notes due in 2027 and $40,000,000 5% senior subordinated convertible notes due in 2012. The 6% senior convertible notes have an initial conversion price equal to the lesser of $12.68 or the 5-day weighted average trading price of the common shares preceding any conversion, subject to adjustments in certain circumstances. The Company will pay interest on the 6% senior convertible notes until maturity on May 2, 2027, subject to earlier repurchase, redemption or conversion. The 5% senior subordinated convertible notes were subject to mandatory conversion into common shares under certain circumstances. In connection with this transaction, the Company issued warrants to purchase an aggregate of 2,250,645 common shares until May 2, 2012, at an initial purchase price of $12.68 per share, subject to adjustments in certain circumstances. During the year ended December 31, 2007, $35,500,000 of the 6% senior convertible notes were converted into 5,619,321 common shares and the totality of the 5% senior subordinated convertible notes were converted into 4,444,449 common shares. Net proceeds from the offering were $74,279,000 and, as of June 30, 2008, $4,720,000 had yet to be spent. As at June 30, 2008, the use of proceeds has conformed, in all material respects, with the expectations set forth in the prospectus filed publicly.
In August 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility (ELOC) with Cityplatz Limited (Cityplatz) that provides the Company up to $60,000,000 of funds in return for the issuance of common shares. The ELOC facility was amended in February 2008 and the term was extended to February 2010. Under the amended ELOC facility, the maximum amount of each drawdown is limited to the lower of $6,000,000 or 12.5% of the volume-weighted price calculation of the common shares at the time of drawdown. The common shares will be issued at a discount of 4.0% to market price if the volume-weighted average price (VWAP) per share is $6 or higher and 7.0% if the VWAP per share is lower than $6 at the time of drawdown. A placement fee equal to 2.4% of gross proceeds will be payable to the placement agent. The ELOC shall terminate if (i) the Company’s common shares are de-listed from NASDAQ unless the common shares are listed at such time on another trading market specified in the agreement and such de-listing is in connection with a subsequent listing on another trading market specified in the agreement, (ii) the Company is subject to a change of control transaction or (iii) the Company suffers a material adverse effect which cannot be cured prior to the next drawdown notice. The Company may terminate the securities purchase agreement (i) if Cityplatz fails to fund a properly notified drawdown within five trading days of the end of the applicable settlement period or (ii) after it has drawn down at least $15,000,000 under the ELOC. As at June 30, 2008, the Company has not drawn any funds under the ELOC. As at June 30, 2008, $4,100,000 of funds were potentially eligible for drawdown.
As at June 30, 2008, the Company held $6,638,000 in principal value of third party ABCP. These investments were due to mature in August 2007, but, as a result of a disruption in the credit markets, particularly in the ABCP market, they did not settle on maturity and currently remain outstanding. There are currently no market quotations available for these ABCP. On April 25, 2008, the restructuring plan announced by the Pan-Canadian Investors Committee (the Committee) in December 2007 was approved by the ABCP holders and should result in the conversion of the ABCP into longer term financial instruments. The ratification of the restructuring plan by the Ontario Superior Court of Justice is currently under appeal. As at June 30, 2008, the Company estimated the fair value of these ABCP at approximately $5,060,000. An amount of $4,491,000 is shown in Investment in ABCP and is no longer presented as restricted cash since it has ceased to be pledged to a bank as collateral for the letter of credit issued in favour of Centocor. The difference of $569,000, relating to the amount pledged under lease agreements, is presented as part of Restricted Cash. In connection with its fair value estimations, the Company recorded a write-down of $1,184,000 for the year ended December 31, 2007 and an additional write-down of $375,000 during the quarter ended March 31, 2008 to recognize impairment losses related to these investments. During the current quarter, there were no material changes in factors and assumptions which affected the fair value estimation and no additional write-down was recorded. The Company estimated the fair value of the ABCP using a probability weighted discounted cash flow approach, based on its best estimates of the period over which the assets are going to generate cash flows ranging from 8 to 28 years based on the proposed restructuring, the coupon interest rate, the discount rate to apply to the net cash flows anticipated to be received commensurate with the return on comparably rated notes in accordance with the risk factors of the different investments and other qualitative factors. This estimate of the fair value of the ABCP is not supported by observable market prices or rates, therefore is subject to uncertainty, including, but not limited to, the successful implementation of the restructuring plan being considered, the estimated amounts to be recovered, the yield of the substitute financial instruments and the timing of future cash flows. The resolution of these uncertainties could be such that the ultimate fair value of these investments may vary from the Company’s current estimate. Changes in the near term could require changes in the recognized amount of these assets.
As at June 30, 2008, the Company’s workforce comprised 133 employees compared to 184 employees as at June 30, 2007. During the current quarter, the Company reduced its research activities and associated workforce to focus on its key projects.
As at July 31, 2008, the Company had 48,848,095 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets, 4,783,312 options granted under the stock option plan, 2,884,471 shares currently issuable under the convertible notes, and 2,250,645 warrants outstanding, for a total of 58,986,523 common shares, on a fully diluted basis.
To date, the Company has financed its operations primarily through public offerings of common shares, private placements, issuance of convertible notes, as well as a sale leaseback transaction, research tax credits, collaboration and research contracts, interest and other income. The future profitability of the Company is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Company, the ability of the Company to successfully market, sell and distribute products, including its natural health products, and the ability of the Company to obtain the necessary financing to complete its projects.
The Company has incurred significant operating losses and negative cash outflows from operations since inception and has an accumulated deficit of $343,862,000. As at June 30, 2008, the Company’s committed cash obligations and expected level of expenses for the upcoming twelve months exceed the committed sources of funds and the Company’s cash and cash equivalents on hand. The Company is actively considering various alternatives with potential investors and other parties to secure additional financing. No agreements with potential investors have been reached yet and there can be no assurance that such agreements will be reached. The ability of the Company to continue as a going concern is dependent upon raising additional financing through borrowings, share issuances, receiving funds through collaborative research contracts or product licensing agreements, and ultimately, from obtaining regulatory approval in various jurisdictions, to market and sell its product candidates and achieving future profitable operations. The outcome of these matters is dependent on a number of items outside of the Company’s control. As a result, there is significant uncertainty as to whether the Company will have the ability to continue as a going concern beyond the first quarter of 2009.
The consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the amounts and classification for assets and liabilities that may be necessary should the Company not be successful in its effort to obtain additional financing, to receive significant funds on signing collaborative research contracts or by outlicensing its products or making significant product sales.
Subsequent event
On July 17, 2008, the Company acquired 100% of the remainder of the outstanding capital stock of Innodia Inc. (Innodia), a private company engaged in developing compounds for the treatment of diabetes, obesity and related metabolic conditions and diseases. Prior to the acquisition, the Company indirectly held 23% of Innodia’s capital stock. The Company acquired all of the business of Innodia including the intellectual property assets related to its diabetes and obesity projects. The Company now holds the exclusive rights to BELLUS Health’s diabetes platform and all related compounds. The purchase price, in the amount of approximately CDN$1,300,000 was settled by the issuance from treasury of 1,185,797 common shares. Additional consideration consisting of either treasury shares or, at the option of the Company, cash is conditionally payable on the first anniversary of the closing of the transaction, based upon the determination of the value of certain assets at that time.
Change in functional and reporting currency
Effective July 1, 2007, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenues, expenses, assets, liabilities and financing are denominated in US dollars. Prior to that date, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars. The Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, “Translation method when the reporting currency differs from the measurement currency or there is a change in the reporting currency”. In accordance with EIC-130, assets and liabilities as of June 30, 2007 were translated in US dollars using the exchange rate in effect on that date; revenues, expenses and cash flows were translated at the average rate in effect during the six-month period ended June 30, 2007 and equity transactions were translated at historical rates. Any exchange differences resulting from the translation were included in accumulated other comprehensive income presented in shareholders’ equity. Financial statements presented after June 30, 2007, are measured and presented in US dollars.
Forward-looking statements
Certain statements included in this Management’s Discussion and Analysis may constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to the Company’s objectives and the strategies to achieve these objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Refer to the Company’s filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission, for a discussion of the various factors that may affect the Company’s future results. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or natural health products industries, changes in the regulatory environment in the jurisdictions in which the BELLUS Health Group does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed. The results or events predicted in forward-looking information may differ materially from actual results or events. The Company believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report, and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

BELLUS Health Inc.
Consolidated Financial Information 1
(in thousands of US dollars, except per share data)

	Three-month period ended		Six-month period ended
	June 30		June 30
Consolidated Statements of Operations	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Collaboration agreement	$—	$312	$205	$685
Reimbursable costs	47	131	69	259

	47	443	274	944

Expenses:
Research and development	7,123	14,741	15,903	31,569
Research tax credits and grants	(467)	(494)	(864)	(1,000)

	6,656	14,247	15,039	30,569
General and administrative	4,247	3,165	7,561	6,625
Reimbursable costs	47	131	69	259
Stock-based compensation	824	933	1,859	1,856
Depreciation, amortization and patent cost write-off	344	360	680	707

	12,118	18,836	25,208	40,016

Loss before undernoted items	(12,071)	(18,393)	(24,934)	(39,072)

Interest income	213	951	711	1,564
Interest and bank charges	(43)	(43)	(72)	(124)
Accretion expense	(1,225)	(12,115)	(2,432)	(13,116)
Change in fair value of embedded derivatives	58	(1,870)	100	(1,870)
Write-down of third party asset-backed commercial paper	—	—	(375)	—
Foreign exchange gain	106	511	860	619
Other income	256	475	534	717
Share of loss in a company subject to significant influence	—	—	—	(327)
Non-controlling interest	—	—	—	109

Net loss	($12,706)	($30,484)	($25,608)	($51,500)

Net loss per share:
Basic and diluted	($0.26)	($0.75)	($0.52)	($1.30)

Weighted average number of common shares outstanding	48,988,095	40,596,251	48,988,037	39,750,174

	At	At
	June 30	December 31
Consolidated Balance Sheets	2008	2007
	(unaudited)	(audited)

Cash, cash equivalents and marketable securities	$29,118	$58,672
Other current assets	4,890	3,933

Total current assets	34,008	62,605
Capital assets and patents	9,864	9,996
Other long-term assets	5,582	5,830

Total assets	$49,454	$78,431

Current liabilities	$15,589	$21,240
Long-term deferred gain and liabilities	53,023	52,602
Non-controlling interest	680	680
Shareholders’ (deficiency) equity	(19,838)	3,909

Total liabilities and shareholders’ (deficiency) equity	$49,454	$78,431

[1]	Condensed from the Company’s unaudited consolidated financial statements.

About BELLUS Health
BELLUS Health is a global health company focused on the development and commercialization of products to provide innovative health solutions to address critical unmet medical needs.
To Contact BELLUS Health
For additional information on BELLUS Health and its drug development programs, please call the Canada and United States toll-free number 1 877 680-4500 or visit the Web Site at www.bellushealth.com.
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond BELLUS Health Inc.’s (formerly known as Neurochem Inc.) control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the BELLUS Health Group does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of BELLUS Health Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These statements speak only as of the date made and BELLUS Health Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see the Annual Information Form of BELLUS Health Inc. for further risk factors that might affect the BELLUS Health Group and its business.

Consolidated Financial Statements of
(Unaudited)
BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Periods ended June 30, 2008 and 2007

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Consolidated Financial Statements
(Unaudited)
Periods ended June 30, 2008 and 2007

BELLUS HEALTH INC
(formerly Neurochem Inc.)
Consolidated Balance Sheets
(Unaudited)
June 30, 2008 and December 31, 2007
(in thousands of US dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

	June 30,	June 30,	December 31,
	2008	2008	2007
	(CDN$ -	(US$)	(US$)
	note 1)

Assets
Current assets:
Cash and cash equivalents	$29,657	$29,118	$10,963
Marketable securities	—	—	47,709
Sales taxes and other receivables	548	538	775
Research tax credits receivable	2,657	2,609	1,807
Prepaid expenses	1,775	1,743	1,351

	34,637	34,008	62,605
Investment in asset-backed commercial paper (note 4)	4,574	4,491	—
Restricted cash (note 4)	730	717	5,464
Long-term prepaid expenses	380	373	365
Long-term investment (note 12)	1	1	1
Property and equipment	3,597	3,532	3,840
Patents	6,449	6,332	6,156

	$50,368	$49,454	$78,431

Liabilities and Shareholders’ (Deficiency) Equity
Current liabilities:
Bank indebtedness (note 3)	$6,086	$5,975	$—
Accounts payable	2,234	2,193	3,676
Accrued liabilities	6,194	6,082	9,096
Deferred revenue	—	—	7,129
Deferred gain on sale of property	1,364	1,339	1,339

	15,878	15,589	21,240
Deferred gain on sale of property	15,515	15,233	15,902
Long-term accrued liabilities	1,475	1,448	1,279
Convertible notes (note 5)	37,014	36,342	35,421

	69,882	68,612	73,842

Non-controlling interest	692	680	680

Shareholders’ (deficiency) equity:
Share capital (note 6)	278,325	273,270	273,269
Equity portion of convertible notes	10,023	9,841	9,841
Additional paid-in capital	17,576	17,257	15,397
Warrants	17,169	16,857	16,857

	323,093	317,225	315,364

Deficit	(350,224)	(343,862)	(318,254)
Accumulated other comprehensive income	6,925	6,799	6,799

	(343,299)	(337,063)	(311,455)

	(20,206)	(19,838)	3,909

Going concern (note 1)
Subsequent event (note 12)

	$50,368	$49,454	$78,431

See accompanying notes to unaudited consolidated financial statements.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Consolidated Statements of Operations
(Unaudited)
Periods ended June 30, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)
(in accordance with Canadian GAAP)

	Three-month period ended June 30,			Six-month period ended June 30,
	2008	2008	2007	2008	2008	2007
	(CDN$ -	(US$)	(US$ -	(CDN$ -	(US$)	(US$ -
	note 1)		note 1)	note 1)		note 1)

Revenues:
Collaboration agreement (note 3)	$—	$—	$312	$209	$205	$685
Reimbursable costs	48	47	131	70	69	259

	48	47	443	279	274	944

Expenses:
Research and development	7,255	7,123	14,741	16,197	15,903	31,569
Research tax credits and grants	(476)	(467)	(494)	(880)	(864)	(1,000)

	6,779	6,656	14,247	15,317	15,039	30,569
General and administrative	4,326	4,247	3,165	7,701	7,561	6,625
Reimbursable costs	48	47	131	70	69	259
Stock-based compensation	839	824	933	1,893	1,859	1,856
Depreciation of property and equipment	223	219	255	441	433	498
Amortization and patent cost write-off	127	125	105	252	247	209

	12,342	12,118	18,836	25,674	25,208	40,016

Loss before undernoted items	(12,294)	(12,071)	(18,393)	(25,395)	(24,934)	(39,072)

Interest income	217	213	951	724	711	1,564
Interest and bank charges	(44)	(43)	(43)	(73)	(72)	(124)
Accretion expense (note 5)	(1,248)	(1,225)	(12,115)	(2,477)	(2,432)	(13,116)
Change in fair value of embedded derivatives	59	58	(1,870)	102	100	(1,870)
Write-down of third party asset-backed commercial paper (note 4)	—	—	—	(382)	(375)	—
Foreign exchange gain	108	106	511	876	860	619
Other income	261	256	475	544	534	717
Share of loss in a company subject to significant influence	—	—	—	—	—	(327)
Non-controlling interest	—	—	—	—	—	109

	(647)	(635)	(12,091)	(686)	(674)	(12,428)

Net loss	$(12,941)	$(12,706)	$(30,484)	$(26,081)	$(25,608)	$(51,500)

Net loss per share:
Basic and diluted (note 6 (b))	$(0.26)	$(0.26)	$(0.75)	$(0.53)	$(0.52)	$(1.30)

Weighted average number of common shares outstanding		48,988,095	40,586,251		48,988,037	39,750,174

See accompanying notes to unaudited consolidated financial statements.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Consolidated Statements of Comprehensive Loss
(Unaudited)
Periods ended June 30, 2008 and 2007
(in thousands of US dollars)
(in accordance with Canadian GAAP)

	Three-month period ended		Six-month period ended
	June 30,		June 30,
	2008	2007	2008	2007
	(US$)	(US$ -	(US$)	(US$ -
		note 1)		note 1)

Net loss	$(12,706)	$(30,484)	$(25,608)	$(51,500)

Foreign exchange adjustment on change in functional currency (note 1)	—	(1,621)	—	(1,957)

Comprehensive loss	$(12,706)	$(32,105)	$(25,608)	$(53,457)

See accompanying notes to unaudited consolidated financial statements.

3

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Consolidated Statements of Shareholders’ (Deficiency) Equity
(Unaudited)
Periods ended June 30, 2008 and 2007
(in thousands of US dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

			Equity				Accumulated
			portion of	Additional			other
	Share capital		convertible	paid-in			comprehensive
	Number	Dollars	notes	capital	Warrants	Deficit	income	Total

Balance, December 31, 2007	48,846,595	$273,269	$9,841	$15,397	$16,857	$(318,254)	$6,799	$3,909
Exercise of stock options:
For cash	1,500	1	—	—	—	—	—	1
Stock-based compensation (note 7)	—	—	—	1,860	—	—	—	1,860
Net loss	—	—	—	—	—	(25,608)	—	(25,608)

Balance, June 30, 2008	48,848,095	$273,270	$9,841	$17,257	$16,857	$(343,862)	$6,799	$(19,838)

Balance, December 31, 2006	38,722,022	$203,751	$8,620	$11,396	$—	$(234,240)	$8,756	$(1,717)
Adjustment to reflect change in accounting policy for financial instruments	—	—	—	—	—	(155)	—	(155)
Equity portion of convertible notes	—	—	11,152	—	—	—	—	11,152
Warrants issued in connection with May 2007 convertible note issuance	—	—	—	—	16,857	—	—	16,857
Exercise of stock options:
For cash	57,311	361	—	—	—	—	—	361
Ascribed value from additional paid-in capital	—	224	—	(224)	—	—	—	—
Issued on conversion of 6% senior convertible notes due in 2027	1,653,859	8,686	(2,864)	—	—	—	—	5,822
Issued on conversion of 5% junior convertible notes due in 2012	4,444,449	38,410	(243)	—	—	—	—	38,167
Stock-based compensation (note 7)	—	—	—	1,957	—	—	—	1,957
Change in foreign currency translation adjustment (note 1)	—	—	—	—	—	—	(1,957)	(1,957)
Net loss	—	—	—	—	—	(51,500)	—	(51,500)
Share issue costs	—	—	—	—	—	(2,373)	—	(2,373)

Balance, June 30, 2007	44,877,641	$251,432	$16,665	$13,129	$16,857	$(288,268)	$6,799	$16,614

See accompanying notes to unaudited consolidated financial statements.

4

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Consolidated Statements of Cash Flows
(Unaudited)
Periods ended June 30, 2008 and 2007
(in thousands of US dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

	Three-month period ended June 30,			Six-month period ended June 30,
	2008	2008	2007	2008	2008	2007
	(CDN$ -	(US$)	(US$ -	(CDN$ -	(US$)	(US$ -
	note 1)		note 1)	note 1)		note 1)

Cash flows from operating activities:
Net loss	$(12,941)	$(12,706)	$(30,484)	$(26,081)	$(25,608)	$(51,500)
Adjustments for:
Depreciation, amortization and patent cost write-off	350	344	360	692	679	707
Unrealized foreign exchange gain	(197)	(193)	(2,662)	(835)	(820)	(3,169)
Stock-based compensation	839	824	933	1,893	1,859	1,856
Share of loss in a company subject to significant influence	—	—	—	—	—	327
Non-controlling interest	—	—	—	—	—	(109)
Accretion expense	1,248	1,225	12,115	2,477	2,432	13,116
Change in fair value of embedded derivatives	(59)	(58)	1,870	(102)	(100)	1,870
Write-down of third party asset-backed commercial paper	—	—	—	382	375	—
Amortization of gain on sale leaseback	(340)	(334)	(323)	(681)	(669)	(627)
Changes in operating assets and liabilities:
Restricted cash	—	—	—	(149)	(146)	—
Sales taxes and other receivables	106	104	(310)	238	234	87
Research tax credits receivable	(502)	(493)	(534)	(898)	(882)	(1,450)
Prepaid expenses	(350)	(344)	638	(399)	(392)	44
Long-term prepaid expenses	—	—	137	(8)	(8)	204
Deferred revenue	(6,111)	(6,000)	(312)	(6,320)	(6,205)	(685)
Accounts payable and accrued liabilities	(2,705)	(2,656)	(4,047)	(5,523)	(5,423)	(1,340)

	(20,662)	(20,287)	(22,619)	(35,314)	(34,674)	(40,669)

Cash flows from financing activities:
Bank indebtedness	6,085	5,975	—	6,085	5,975	—
Proceeds from convertible notes	—	—	74,279	—	—	74,279
Proceeds from issue of share capital	—	—	11	1	1	371

	6,085	5,975	74,290	6,086	5,976	74,650

Cash flows from investing activities:
Additions to property and equipment	(72)	(71)	(67)	(136)	(133)	(395)
Additions to patents	(161)	(158)	(307)	(582)	(571)	(640)
Proceeds from marketable securities	10,165	9,980	7,137	48,592	47,709	37,583

	9,932	9,751	6,763	47,874	47,005	36,548

Net increase (decrease) in cash and cash equivalents	(4,645)	(4,561)	58,434	18,646	18,307	70,529
Cash and cash equivalents, beginning of period	34,087	33,468	24,705	11,166	10,963	12,158
Effect of foreign exchange on cash and cash equivalents	215	211	2,318	(155)	(152)	2,770

Cash and cash equivalents, end of period	$29,657	$29,118	$85,457	$29,657	$29,118	$85,457

Supplemental disclosures to cash flow statements (note 9)
See accompanying notes to unaudited consolidated financial statements.

5

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements
(Unaudited)
Periods ended June 30, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)

1.	Basis of presentation:

The shareholders of Neurochem Inc. approved the change of its name to BELLUS Health Inc., at the annual and special shareholders meeting on April 15, 2008.

The consolidated financial statements include the accounts of BELLUS Health Inc. and its subsidiaries (BELLUS Health or the Company). These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The unaudited consolidated balance sheet as at June 30, 2008, the unaudited consolidated statements of operations, comprehensive loss, cash flows and shareholders’ (deficiency) equity for the periods ended June 30, 2008 and 2007, reflect all of the adjustments which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. The results of operations for any quarter are not necessarily indicative of the results for the full year. The interim consolidated financial statements follow the same accounting policies and methods of their application as described in notes 3 and 4 of the annual consolidated financial statements for the year ended December 31, 2007, except as described in note 2 below. The interim consolidated financial statements do not include all disclosures required for annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements as at and for the year ended December 31, 2007.

To date, the Company has financed its operations primarily through public offerings of common shares, private placements, issuance of convertible notes, as well as a sale leaseback transaction, research tax credits, collaboration and research contracts, interest and other income. The future profitability of the Company is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Company, the ability of the Company to successfully market, sell and distribute products, including its natural health products, and the ability of the Company to obtain the necessary financing to complete its projects.

The Company has incurred significant operating losses and negative cash outflows from operations since inception and has an accumulated deficit of $343,862. As at June 30, 2008, the Company’s committed cash obligations and expected level of expenses for the upcoming twelve months exceed the committed sources of funds and the Company’s cash and cash equivalents on hand. The Company is actively considering various alternatives to secure additional financing. No agreements have been reached yet and there can be no assurance that such agreements will be reached. The ability of the Company to continue as a going concern is dependent upon raising additional financing through borrowings, share issuances, receiving funds through collaborative research contracts or product licensing agreements, and ultimately, from obtaining regulatory approval in various jurisdictions, to market and sell its product candidates and achieving future profitable operations. The outcome of these matters is dependent on a number of items outside of the Company’s control. As a result, there is significant uncertainty as to whether the Company will have the ability to continue as a going concern beyond the first quarter of 2009.

6

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended June 30, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)

1.	Basis of presentation (continued):

The consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the amounts and classification for assets and liabilities that may be necessary should the Company not be successful in its effort to obtain additional financing, to receive significant funds on signing collaborative research contracts or by outlicensing its products or making significant product sales.

Change in functional and reporting currency:

Effective July 1, 2007, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenue, expenses, assets, liabilities and financing are denominated in US dollars. Prior to that date, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars.

The Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, “Translation method when the reporting currency differs from the measurement currency or there is a change in the reporting currency”. In accordance with EIC-130, assets and liabilities as at June 30, 2007 were translated into US dollars using the exchange rate in effect on that date; revenues, expenses and cash flows were translated at the average rate in effect during the six-month period ended June 30, 2007, and equity transactions were translated at historical rates. Any exchange differences resulting from the translation were included in accumulated other comprehensive income presented in shareholders’ equity. Financial statements presented after June 30, 2007 are measured and presented in US dollars.

Translation of convenience:

The Company’s functional currency is the US dollar. The Company also presents the consolidated financial statements as at and for the period ended June 30, 2008, in Canadian dollars, using the convenience translation method whereby all US dollar amounts are converted into Canadian dollars at the noon exchange rate quoted by the Federal Reserve Bank of New York as at June 30, 2008, which was 1.0185 Canadian dollar per US dollar. The supplementary information in Canadian dollars is presented only for the convenience of some readers and thus has limited usefulness. This translation should not be viewed as a representation that such US dollar amounts actually represent such Canadian dollar amounts or could be or would have been converted into Canadian dollars at the rate indicated.

7

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended June 30, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)

2.	Changes in accounting policies:
(a)	New accounting policies adopted:

On January 1, 2008, the Company adopted the following new accounting standards issued by the CICA:

Section 1535, Capital Disclosures, establishes guidelines for disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. This new standard relates to disclosure only and did not impact the financial results of the Company. See note 11.

Section 3862, Financial Instruments — Disclosure, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Section 3863, Financial Instruments — Presentation, establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirements of Section 3861, Financial Instruments — Disclosure and Presentation. These new standards relate to disclosure only and did not impact the financial results of the Company. See note 10.

(b)	Future accounting changes:

Goodwill and intangible assets:

The CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company does not expect this standard to have a significant effect on its financial statements.

International Financial Reporting Standards:

In 2005, the Accounting Standards Board of Canada announced that accounting standards in Canada are to converge with International Financial Reporting Standards (IFRS). In February 2008, the CICA confirmed the change over date from current Canadian GAAP to IFRS to be January 1, 2011. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy which will be assessed and addressed at a future date.

8

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended June 30, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)

3.	Collaboration agreement:

The Company recognized nil and $205 of revenue for the three-month and six-month periods ended June 30, 2008 under the agreement with Centocor Inc. (“Centocor”) (2007 — $312 and $685), representing the amortization of the non-refundable upfront payment for the period from signing the agreement, December 21, 2004, over the remaining estimated service period.

On April 15, 2008, the Company announced that it had regained full ownership rights and control of eprodisate (KIACTATM) from Centocor. During the current quarter, the refundable portion ($6,000) of the upfront payment received from Centocor in 2005 was refunded to Centocor. Since this obligation was secured by Asset-Backed Commercial Paper (ABCP), the market for which is currently being restructured, the Company entered into a credit facility, with the chartered bank that sold the ABCP to the Company, in order to finance the repayment. The bank indebtedness bears interest at the bank’s prime rate minus 1%. This bank indebtedness is expected to be refinanced by long-term bank facilities upon the successful restructuring of the ABCP as discussed in note 4.

4.	Investment in asset-backed commercial paper:

As at June 30, 2008, the Company held a $6,638 principal amount of third party ABCP. These investments were due to mature in August 2007, but, as a result of a disruption in the credit markets, particularly in the ABCP market, they did not settle on maturity and currently remain outstanding. There are currently no market quotations available for these ABCP. On April 25, 2008, the restructuring plan announced by the Pan-Canadian Investors Committee (the Committee) in December 2007 was approved by the ABCP holders and should result in the conversion of the ABCP into longer term financial instruments. The ratification of the restructuring plan by the Ontario Superior Court of Justice is currently under appeal. As at June 30, 2008, the Company estimated the fair value of the ABCP at approximately $5,060. An amount of $4,491 is presented in investment in ABCP and is no longer presented as restricted cash since it has ceased to be pledged to a bank as collateral for the letter of credit issued in favour of Centocor. The difference of $569, relating to the amount pledged under lease agreements, is presented as part of restricted cash. In connection with its fair value estimations, the Company recorded a write-down of $1,184, for the year ended December 31, 2007, and an additional write-down of $375 during the quarter ended March 31, 2008 to recognize impairment losses related to these investments. During the current quarter, there were no material factors which affected the fair value estimation and no additional write-down was recorded. The Company estimated the fair value of the ABCP using a probability weighted discounted cash flow approach, based on its best estimates of the time period over which the assets are going to generate cash flows ranging from 8 to 28 years based on the proposed restructuring, the coupon interest rate, the discount rate to apply to the net cash flows anticipated to be received commensurate with the return on comparably rated notes in accordance with the risk factors of the different investments and other qualitative factors. This estimate of the fair value of the ABCP is not supported by observable market prices or rates, therefore is subject to uncertainty, including, but not limited to, the successful implementation of the restructuring plan being considered, the estimated amounts to be recovered, the yield of the substitute financial instruments and the timing of future cash flows. The resolution of these uncertainties could be such that the ultimate fair value of these investments may vary from the Company’s current estimate. Changes in the near term could require changes in the recognized amount of these assets.

9

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended June 30, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)

5.	Convertible notes:

Convertible notes consist of the following:

	June 30,	December 31,
	2008	2007

6% Senior convertible notes due in 2026 (2006 Notes) (a)	$34,499	$33,618
6% Senior convertible notes due in 2027 (2007 Notes) (b)	2,978	2,825
Derivative-related asset (b)	(1,135)	(1,022)

	$36,342	$35,421

(a)	Changes in the 2006 Notes for the six-month period ended June 30, 2008 were as follows:

Balance, December 31, 2007	$33,618
Accretion expense	2,144
Interest paid/payable	(1,263)

Balance, June 30, 2008	$34,499

(b)	Changes in the 2007 Notes and derivative-related asset for the six-month period ended June 30, 2008, were as follows:

	2007	Derivative-
	Notes	related asset

Balance as at December 31, 2007	$2,825	$(1,022)
Accretion expense	288	—
Interest paid/payable	(135)	—
Change in fair value	—	(113)

Balance as at June 30, 2008	$2,978	$(1,135)

10

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended June 30, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)

6.	Share capital:
(a)	Stock option plan:

Changes in outstanding options issued under the Stock Option Plan for the year ended December 31, 2007, and for the six-month period ended June 30, 2008, were as follows:

		Weighted
		average
	Number	exercise price

		(CDN$)

Options outstanding, December 31, 2006	2,577,496	$17.17
Granted	336,333	11.20
Exercised	(60,803)	7.12
Cancelled or expired	(36,293)	11.72

Options outstanding, December 31, 2007	2,816,733	16.75

Granted	2,921,600	1.52
Exercised	(1,500)	0.65
Cancelled or expired	(953,521)	21.00

Options outstanding, June 30, 2008	4,783,312	$6.61

(b)	Loss per share:

The impact of stock options, convertible notes and warrants is anti-dilutive because the Company incurred losses in 2008 and 2007. All outstanding options, convertible notes and warrants excluded in this computation could potentially be dilutive in the future. Included in weighted average number of shares outstanding are 140,000 common shares to be issued to the Chief Executive Officer upon formal notification. See note 6 (c).

(c)	Agreement to issue shares:

The agreement with the Chief Executive Officer effective December 1, 2004, to issue to him up to 220,000 common shares upon the execution of the agreement and upon achievement of specified performance targets, was approved by regulatory authorities and shareholders in 2005. During the six-month periods ended June 30, 2008 and 2007, the Company did not record stock-based compensation in relation to common shares to be issued to the Chief Executive Officer in connection with his execution and achievement of certain specified targets. As at June 30, 2008, stock-based compensation expense in relation to 140,000 of the total 220,000 common shares has been recorded. The shares will be issued by the Company upon formal notification by the Chief Executive Officer.

11

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended June 30, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)

6. Share capital (continued):
(d)	Equity line of credit:
In August 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility (ELOC) with Cityplatz Limited (Cityplatz) that provides the Company up to $60,000 of funds in return for the issuance of common shares. The ELOC facility was amended in February 2008 and the term was extended to February 2010. Under the amended ELOC facility, the maximum amount of each drawdown is limited to the lower of $6,000 or 12.5% of the volume-weighted average price (VWAP) calculation of the common shares at the time of drawdown. The common shares will be issued at a discount of 4.0% to market price if the VWAP per share is $6 or higher, and 7.0% if the VWAP per share is lower than $6 at the time of drawdown. A placement fee equal to 2.4% of gross proceeds will be payable to the placement agent. The ELOC facility shall terminate if (i) the Company’s common shares are de-listed from NASDAQ unless the common shares are listed at such time on another trading market specified in the agreement and such de-listing is in connection with a subsequent listing on another trading market specified in the agreement, (ii) the Company is subject to a change of control transaction or (iii) the Company suffers a material adverse effect which cannot be cured prior to the next drawdown notice. The Company may terminate the securities purchase agreement (i) if Cityplatz fails to fund a properly notified drawdown within five trading days of the end of the applicable settlement period or (ii) after it has drawdown at least $15,000 under the ELOC facility. As at June 30, 2008, the Company has not drawn any funds under the ELOC facility. As at June 30, 2008, $4,100 of funds were potentially eligible for drawdown.
(e)	Deferred share unit plan:

On February 15, 2007, the Company adopted a deferred share unit (DSU) plan for certain designated employees (the Designated Employees Plan), as well as a DSU plan for members of the Board of Directors (the Board Plan). The Designated Employees Plan permits employees to elect to take all or any portion of their annual bonus in the form of DSUs rather than in cash, while the Board Plan permits members of the Board of Directors to elect to take all of their annual retainer and/or all of their meeting attendance fees as DSUs rather than in cash. The number and price of DSUs are determined by the five-day volume weighted average trading price of the Company’s common shares at the time the DSUs are issued, as provided for under the respective plans. The DSUs are redeemable only upon the participant’s resignation, termination, retirement or death, in cash, at a value equal to the number of DSUs credited multiplied by the market value of common shares on the date a notice of redemption is filed.

During the six-month period ended June 30, 2008, the Company granted 23,188 DSUs (2007 — 26,567), having a weighted average fair value per unit of CDN$2.07 (2007 — CDN$11.26). For DSUs, compensation cost is measured based on the market price of the Company’s shares from the effective date of grant through to the settlement date. Any changes in the market value of the Company’s shares through to the settlement date results in a change to the measure of compensation cost for those awards and is recorded in the consolidated statement of operations. At June 30, 2008, the Company had a liability of $66 with respect to issued DSUs.

12

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended June 30, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)

6. Share capital (continued):
(f)	Warrants:

In connection with the 2007 Notes, the Company issued warrants to purchase an aggregate of 2,250,645 common shares until May 2, 2012 at an initial purchase price of $12.68 per share, subject to adjustments in certain circumstances.
7. Stock-based compensation:
For the three-month and six-month periods ended June 30, 2008, the Company recorded total stock-based compensation (excluding compensation under the DSU plan) of $824 and $1,860 (2007 - $1,034 and $1,957, respectively), related to stock options granted under the Stock Option Plan after July 1, 2002.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model. The weighted average assumptions for the six-month periods ended June 30, 2008 and 2007 were as follows:

	2008	2007

Risk-free interest rate	3.28%	4.10%
Expected volatility	76%	58%
Expected life in years	7	7
Expected dividend yield	nil	nil
The following table summarizes the weighted average grant-date fair value per share for options granted during the six-month periods ended June 30, 2008 and 2007:

		Weighted average
	Number of	grant-date
	options	fair value

		(CDN$)

Six-month period ended:
June 30, 2008	2,921,600	$1.10
June 30, 2007	236,333	8.85
Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

13

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended June 30, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)

8. Related party transactions:
(a)	Under the terms of a management services agreement entered into in March 2003, as amended, with Picchio International, the Company recorded a management fee of $625 and $1,252 for the three-month and six-month periods ended June 30, 2008 (2007 — $568 and $1,101, respectively).

In 2004, the Company entered into an agreement to issue shares to the Chief Executive Officer. See note 6 (c).

(b)	In 2005, the Company entered into a lease agreement for a three-year period ended April 2008 with a company in which Picchio Pharma has an equity interest. During 2007, the lease agreement was extended to April 2011. For the three-month and six-month periods ended June 30, 2008, sub-lease revenue under the agreement amounted to $223 and $460 (2007 — $183 and $388, respectively). The Company provided an indemnification to that company should it be required to vacate its subleased premises by the landlord prior to the expiration of the lease.
These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
9. Statements of cash flows — supplementary disclosure:
(a)	Cash and cash equivalents:

Cash and cash equivalents consist of cash balances with banks and short-term investments:

	June 30,	December 31,
	2008	2007

Cash balances with banks	$1,336	$1,925
Short-term investments (yielding interest between 2.00% to 3.06% (December 31, 2007: 4.18% to 4.75%)	27,782	9,038

	$29,118	$10,963

(b)	Interest and income taxes:

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2008	2007	2008	2007

Cash paid in the period for:
Interest	$1,398	$1,507	$1,398	$1,560
Income tax	—	—	—	—

14

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended June 30, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)

9. Statements of cash flows — supplementary disclosure (continued):
(c)	Non-cash transactions:

	June 30,	December 31,
	2008	2007

Additions to property and equipment and patents included in accounts payable and accrued liabilities at period-end	$248	$404
10. Financial instruments:
On January 1, 2008, the Company adopted the requirements of the CICA Handbook Section 3862, Financial Instruments Disclosures, and Handbook Section 3863, Financial Instruments — Presentation. These Handbook Sections require disclosures to enable users to evaluate the significance of financial instruments for the entity’s financial position and performance, and the nature and extent of an entity’s exposure to risks arising from financial instruments, including how the entity manages those risks.
(a)	Financial instruments — carrying values and fair values:

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and may not be determined with precision.

The Company has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value because of the relatively short periods to maturity of these instruments. Refer to note 4 for investment in ABCP and restricted cash. The carrying value of the financial liabilities included in long-term accrued liabilities also approximates fair value. The fair value of convertible notes is estimated based on discounting expected future cash flows at the discount rates which represent borrowing rates presently available to the Company for instruments with similar terms and maturity. At June 30, 2008, the fair values of long-term financial liabilities were as follows:

		June 30,		December 31,
		2008		2007

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Convertible notes	36,342	24,552	35,421	21,182

15

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended June 30, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)

10. Financial instruments (continued):
(b)	Credit risk:

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures from resulting in actual loss.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, marketable securities, restricted cash and investment in ABCP. The Company invests cash with major North American and European financial institutions. The Company has investment policies that are designed to provide for the safety and preservation of principal, the Company’s liquidity needs and yields that are appropriate. Marketable securities are comprised of fixed income instruments with a high credit rating (not less than A-1) as rated by Standard and Poor’s.

At June 30, 2008, the Company’s maximum credit exposure corresponded to the carrying amount of these financial assets.

Refer to note 4 for credit risk related to investment in ABCP and restricted cash.
(c)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, as outlined in note 11 to the unaudited consolidated financial statements. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business.

The following are the contractual maturities of financial liabilities as of June 30, 2008:

	Carrying	Less than	1 to 3	Greater than
	amount	1 year	years	3 years

Bank indebtedness	$5,975	$5,975	$—	$—
Accounts payable and accrued liabilities	8,275	8,275	—	—
Financial liabilities included in long-term liabilities	111	—	45	66
Convertible notes	36,342	—	—	36,342

	$50,703	$14,250	$45	$36,408

16

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended June 30, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)

10. Financial instruments (continued):
(d)	Foreign currency risk management:

A portion of the Company’s expenses are denominated in currencies other than the US dollar, primarily in Canadian dollars. This results in financial risk due to fluctuations in the value of the US dollar relative to these currencies. The Company does not use derivative financial instruments to reduce its foreign exchange exposure. Fluctuations in foreign exchange rates could cause unanticipated fluctuations in the Company’s operating results.

The following table provides an indication of the Company’s significant foreign exchange currency exposures as at June 30, 2008:

				June 30,
(in US dollars)				2008

	$CDN	CHF	EURO	GBP

Cash and cash equivalents	6,109	13	39	—
Sales taxes and other receivable	352	41	74	—
Research tax credit receivable	2,609	—	—	—
Restricted cash	717	—	—	—
Accounts payable and accrued liabilities	(4,582)	(458)	(812)	(169)
Long-term liabilities	(1,449)	—	—	—

	3,756	(404)	(699)	(169)

The following exchange rates applied during the six-month period ended June 30, 2008:

		Reporting
	Average rate	date rate

	(6 months)

$CDN per $US	1.0068	1.0185
CHF per $US	1.0497	1.0202
EURO per $US	0.6535	0.6350
GBP per $US	0.5064	0.5024
Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a five percent strengthening of the US dollar would have (increased) decreased the net loss as follows, assuming that all other variables remained constant:

	$CDN	CHF	EURO	GBP

(Increase) decrease in net loss	(188)	20	35	8

17

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended June 30, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)

10. Financial instruments (continued):
(d)	Foreign currency risk management (continued):

An assumed five percent weakening of the US dollar would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.
(e)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Company’s exposure to interest rate risk is as follows:

Cash and cash equivalents	Short-term fixed interest rate
Marketable securities	Short-term fixed interest rate
Restricted cash	Short-term fixed interest rate
Bank indebtedness	Short-term variable interest rate
Convertible notes	Fixed interest rate
The risk that the Company will realize a loss as a result of the decline in the fair value of its cash equivalents and marketable securities is limited because these investments, although available for sale, have short-term maturities and are generally held to maturity.

The capacity of the Company to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

Interest income presented in the consolidated statement of operations represents interest income on available-for-sale financial assets.
11. Capital disclosures:
The Company’s objective in managing capital is to ensure a sufficient liquidity position to market its technologies and product candidates, to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents.

Since inception, the Company has financed its liquidity needs primarily through public offerings of common shares, private placements and issuance of convertible notes. When possible, the Company tries to optimize its liquidity needs by non-dilutive sources, including research tax credits, grants, interest income, as well as with proceeds from the collaboration agreements.

The Company defines capital to include total shareholders’ equity (excluding accumulated other comprehensive income) and convertible notes.

18

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended June 30, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)

11. Capital disclosures (continued):
The Company’s policy is to maintain a minimum level of debt. At June 30, 2008, the Company has convertible notes in the amount of $36,342. The Company has an equity line of credit of up to $60,000 for its financing needs. As at June 30, 2008, this equity line of credit had not been used. As at June 30, 2008, $4,100 of funds were potentially eligible for drawdown.

The capital management objectives remain the same as for the previous fiscal year.

At June 30, 2008, cash and cash equivalents and marketable securities amounted to $29,118 and tax credits receivable amounted to $2,609, for a total of $31,727. The Company will require additional financing in the next twelve months to fund its operations. See note 1.

The Company’s general policy on dividends is to retain cash to keep funds available to finance the Company’s growth.

The Company is not subject to any capital requirements that are externally imposed.
12. Subsequent event:
On July 17, 2008, the Company acquired 100% of the remainder of the outstanding capital stock of Innodia Inc. (Innodia), a private company engaged in developing compounds for the treatment of diabetes, obesity and related metabolic conditions and diseases. Prior to the acquisition, the Company indirectly held 23% of Innodia’s capital stock. The Company acquired all of the business of Innodia including the intellectual property assets related to its diabetes and obesity projects. The Company, now holds the exclusive rights to BELLUS Health’s diabetes platform and all related compounds. The purchase price, in the amount of approximately CDN$1,300, was settled by the issuance from treasury of 1,185,797 common shares. Additional consideration consisting of either treasury shares or, at the option of the Company, cash is conditionally payable on the first anniversary of the closing of the transaction, based upon the determination of the value of certain assets at that time.

19

Reconciliation to United States Generally
Accepted Accounting Principles
BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Years ended December 31, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2007
Six-month periods ended June 30, 2008 and 2007 (unaudited)

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
 Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2007 and 2006, and period from inception (June 17, 1993) to December 31, 2007
Six-month periods ended June 30, 2008 and 2007 (unaudited)
(in thousands of US dollars, except share and per share data, unless otherwise noted)

The audited consolidated financial statements of the Company as at December 31, 2007 and 2006 and for the period from inception (June 17, 1993) to December 31, 2007 (the 2007 Consolidated Financial Statements) as well as the unaudited interim financial statements as at June 30, 2008 and 2007 and for the six-month periods ended June 30, 2008 and 2007 (the 2008 Interim Financial Statements) have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The following supplemental note, which should be read in conjunction with the 2007 Consolidated Financial Statements and 2008 Interim Financial Statements provides a reconciliation to generally accepted accounting principles as applied in the United States (US GAAP) and the additional disclosures required for the presentation of the financial statements in accordance with US GAAP and SEC rules and regulations.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007 and 2006, and period from inception (June 17, 1993) to December 31, 2007
Six-month periods ended June 30, 2008 and 2007 (unaudited)
(in thousands of US dollars, except share and per share data, unless otherwise noted)

(a)	Consolidated statements of operations:

The reconciliation of earnings reported in accordance with Canadian GAAP with US GAAP is as follows:

	Six-month	Six-month			Cumulative
	period ended	period ended	Year ended	Year ended	since
	June 30,	June 30,	December 31,	December 31,	inception of
	2008	2007	2007	2006	operations

	(Unaudited)	(Unaudited)

Net loss in accordance with Canadian GAAP	$(25,608)	$(51,500)	$(81,486)	$(66,469)	$(299,222)

Adjustments for:
Stock-based compensation costs: (1)
Canadian GAAP	—	—	—	3,569	10,630
US GAAP	—	—	—	(3,595)	(4,963)
Sale-leaseback (3)	675	(244)	(2,559)	(518)	(3,243)
Convertible notes (4)	675	1,323	1,922	(89)	1,833
Convertible notes (5)	680	(7,286)	(13,520)	—	(13,520)
Other	—	(155)	(155)	—	(155)

Net loss in accordance with US GAAP	(23,578)	(57,862)	(95,798)	(67,102)	$(308,640)

Foreign exchange adjustment on change in functional currency	—	1,957	3,123	(1,397)

Comprehensive loss in accordance with US GAAP	$(23,578)	$(55,905)	$(92,675)	$(68,499)

Net loss per share under US GAAP:
Basic and diluted	$(0.48)	$(1.41)	$(2.18)	$(1.74)

Weighted average number of shares	48,988,037	39,750,174	44,030,474	38,654,063

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007 and 2006, and period from inception (June 17, 1993) to December 31, 2007
Six-month periods ended June 30, 2008 and 2007 (unaudited)
(in thousands of US dollars, except share and per share data, unless otherwise noted)

(b)	Consolidated shareholders’ equity:

A reconciliation of shareholders’ equity items in accordance with Canadian GAAP with US GAAP is as follows:
(i)	Share capital:

	June 30,	December 31,	December 31,
	2008	2007	2006

	(Unaudited)

Share capital, Canadian GAAP	$273,270	$273,269	$203,751

Adjustments for:
Stock-based compensation (1)	(772)	(772)	(772)
Share issue costs (2)	(12,327)	(12,327)	(12,327)
Convertible notes (5)	11,306	11,306	—

Share capital, US GAAP	$271,477	$271,476	$190,652

(ii)	Equity portion of convertible notes:

	June 30,	December 31,	December 31,
	2008	2007	2006

	(Unaudited)

Equity portion of convertible notes:
Canadian GAAP	$9,841	$9,841	$8,620

Adjustments for:
Convertible notes (4)	(8,620)	(8,620)	(8,620)
Convertible notes (5)	(1,221)	(1,221)	—

Equity portion of convertible notes, US GAAP	$—	$—	$—

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
 Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007 and 2006, and period from inception (June 17, 1993) to December 31, 2007
Six-month periods ended June 30, 2008 and 2007 (unaudited)
(in thousands of US dollars, except share and per share data, unless otherwise noted)

(b)	Consolidated shareholders’ equity (continued):
(iii)	Additional paid-in capital:

	June 30,	December 31,	December 31,
	2008	2007	2006

	(Unaudited)

Additional paid-in capital,
Canadian GAAP	$17,257	$15,397	$11,396

Adjustments for:
Stock-based compensation(1)
Canadian GAAP — current reversed	(11,533)	(11,533)	(11,533)
US GAAP — cumulative effect of prior years	4,860	4,860	4,860
Convertible notes (5)	15,446	15,446	—

Additional paid-in capital, US GAAP	$26,030	$24,170	$4,723

(iv)	Warrants:

	June 30,	December 31,	December 31,
	2008	2007	2006

	(Unaudited)

Warrants, Canadian GAAP	$16,857	$16,857	$—

Adjustments for:
Convertible notes (5)	(16,857)	(16,857)	—

Warrants, US GAAP	$—	$—	$—

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
 Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007 and 2006, and period from inception (June 17, 1993) to December 31, 2007
Six-month periods ended June 30, 2008 and 2007 (unaudited)
(in thousands of US dollars, except share and per share data, unless otherwise noted)

(b)	Consolidated shareholders’ equity (continued):
(v)	Deficit:

	June 30,	December 31,	December 31,
	2008	2007	2006

	(Unaudited)

Deficit, Canadian GAAP	$(343,862)	$(318,254)	$(234,240)

Adjustments for:
Stock-based compensation (1):
Canadian GAAP — cumulative effect of prior years reversed	12,305	12,305	12,305
US GAAP — cumulative effect of prior years	(4,860)	(4,860)	(4,860)
Sale-leaseback (3)	(2,568)	(3,243)	(684)
Convertible notes (4)	2,508	1,833	(89)
Share issue costs related to equity portion of convertible notes (4)	420	420	420
Convertible notes (5)	(12,840)	(13,520)	—
Issuance costs related to warrants expense for US GAAP (5)	2,373	2,373	—

	(2,662)	(4,692)	7,092

Share issue costs (2)	12,327	12,327	12,327

Deficit, US GAAP	$(334,197)	$(310,619)	$(214,821)

(vi)	Accumulated other comprehensive income:

	June 30,	December 31,	December 31,
	2008	2007	2006

	(Unaudited)

Accumulated other comprehensive income, Canadian GAAP	$6,799	$6,799	$8,756

Foreign exchange adjustment on change in functional currency	(1,166)	(1,166)	—

Accumulated other comprehensive income, US GAAP	$5,633	$5,633	$8,756

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
 Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007 and 2006, and period from inception (June 17, 1993) to December 31, 2007
Six-month periods ended June 30, 2008 and 2007 (unaudited)
(in thousands of US dollars, except share and per share data, unless otherwise noted)

(b)	Consolidated shareholders’ equity (continued):
(1)	Stock-based compensation (continued):

Effective January 1, 2006

For US GAAP purposes, the Company adopted Statement of Financial Accounting Standards (SFAS) 123R (SFAS 123R), Share-based Payment, on January 1, 2006, which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which the employee is required to provide service. The Company adopted SFAS 123R using the modified prospective approach, which requires application of the standard to all awards granted, modified or cancelled after January 1, 2006 and to all awards for which the requisite service has not been rendered as at such date.

Additional disclosures for the year ended June 30, 2008 required under SFAS 123R are as follows:

	Options outstanding			Non-vested options
		Weighted	Weighted		Weighted
		average	average		average
		exercise	years to		grant date
	Number	price	expiration	Number	fair value

		(CDN$)			(CDN$)
Outstanding, December 31, 2006	2,577,496	$17.17	7.0	1,165,458	$10.98
Cancelled or expired	(36,293)	11.72	7.1	(32,268)	7.88
Exercised	(60,803)	7.12	4.8	(3,333)	5.25
Granted	336,333	11.20	9.4	336,333	6.94
Vested	—	—	—	(408,217)	10.08

Outstanding, December 31, 2007	2,816,733	16.75	6.5	1,057,973	10.10
Cancelled or expired	(953,521)	21.00	5.9	(327,381)	10.46
Exercised	(1,500)	0.65	—	—	—
Granted	2,921,600	1.52	9.7	2,921,600	1.10
Vested	—	—	—	(166,018)	10.84

Outstanding, June 30, 2008	4,783,312	$6.61	8.3	3,486,174	$2.49

Options exercisable	1,297,138	$14.04	5.1	N/A	$ N/A

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
 Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007 and 2006, and period from inception (June 17, 1993) to December 31, 2007
Six-month periods ended June 30, 2008 and 2007 (unaudited)
(in thousands of US dollars, except share and per share data, unless otherwise noted)

(b)	Consolidated shareholders’ equity (continued):
(1)	Stock-based compensation (continued):

Effective January 1, 2006 (continued)

The Company has a policy of issuing new shares to satisfy share option exercises.

The aggregate intrinsic value represents the pre-tax intrinsic value based on the Company’s closing stock price at June 30, 2008 of CDN$1.36 (December 31, 2007 — CDN$2.20), which would have been received by option holders had they exercised their options at that date. Intrinsic value of options outstanding and exercisable is nil at June 30, 2008 and December 31, 2007 based on the closing stock price at that date.

At June 30, 2008, the unrecognized compensation cost related to non-vested options was $8,174 (December 31, 2007 — $8,873) and the remaining weighted average recognition period was 3.4 years.

(2)	Share issue costs:

For US GAAP purposes, share issue costs are recorded as a reduction of the proceeds raised from the issuance of share capital. For Canadian GAAP purposes, share issue costs were charged to the deficit.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007 and 2006, and period from inception (June 17, 1993) to December 31, 2007
Six-month periods ended June 30, 2008 and 2007 (unaudited)
(in thousands of US dollars, except share and per share data, unless otherwise noted)

(b)	Consolidated shareholders’ equity (continued):
(3)	Sale-leaseback:

For Canadian GAAP purposes, the Company recorded the sale of facilities in November 2005 which were leased back by the Company, as a sale-leaseback transaction, with the resulting gain deferred and recognized over the lease term. Under US GAAP, the Company’s option to purchase the property represents continuing involvement in the property and, consequently, the transaction is precluded from sale-leaseback accounting. As a result, the sale and deferred gain on the transaction are not recognized in US GAAP. The sale proceeds are recognized as a liability, and the property continues to be shown as an asset until the conditions for sales recognition are met. Lease payments, exclusive of an interest portion recognized under the interest method, decrease the liability over the term.

Under US GAAP, the following additional disclosures, related to property and equipment and long-term debt, are required:

June 30,
2008
		Accumulated	Net book
	Cost	depreciation	value

Land	$1,548	$—	$1,548
Building	8,928	2,141	6,787

	$10,476	$2,141	$8,335

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007 and 2006, and period from inception (June 17, 1993) to December 31, 2007
Six-month periods ended June 30, 2008 and 2007 (unaudited)
(in thousands of US dollars, except share and per share data, unless otherwise noted)

(b)	Consolidated shareholders’ equity (continued):
(3)	Sale-leaseback (continued):

December 31,
2007
		Accumulated	Net book
	Cost	depreciation	value

Land	$1,548	$—	$1,548
Building	8,928	1,870	7,058

	$10,476	$1,870	$8,606

	June 30,	December 31,
	2008	2007

Finance obligation denominated in Canadian dollars, bearing interest at 5.4% per annum, repayable in equal monthly instalments of principal interest of $213, with scheduled annual increases of 2.5% in this amount in December 2006 and the next four years thereafter, followed by an annual increase of 3% in December 2009 and each of the 10 years thereafter	$28,954	$30,397
Less current portion	1,155	1,125

	$27,799	$29,272

Scheduled future repayments of the finance obligation as at June 30, 2008 in the next five years and thereafter are as follows:

Twelve months ended June 30:
2009	$1,155
2010	1,287
2011	1,437
2012	1,602
2013	1,780
Thereafter	21,693

$28,954

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007 and 2006, and period from inception (June 17, 1993) to December 31, 2007
Six-month periods ended June 30, 2008 and 2007 (unaudited)
(in thousands of US dollars, except share and per share data, unless otherwise noted)

(b)	Consolidated shareholders’ equity (continued):
(4)	Convertible notes (November 2006):

In accordance with Canadian GAAP, the Convertible Notes are accounted for as a compound financial instrument and are presented in their component parts of debt and equity. The debt component, net of issuance costs, is measured at the issue date as the present value of the cash payments of interest and principal due under the terms at a rate which approximates the estimated interest rate of a similar non-convertible financial instrument with comparable terms and risk. The difference between the value as determined and the face value of the Convertible Notes has been allocated to equity. The debt component is accreted to its face value through a charge to earnings over its term. Issue costs incurred in connection with the issuance of the Convertible Notes that pertain to equity have been classified as share issue costs under Canadian GAAP.

Under US GAAP, all of the proceeds received from the Convertible Notes were recorded as long-term obligations. Total issue costs relating to the Convertible Notes were recorded in deferred financing fees.

(5)	Convertible notes (May 2007):

In accordance with Canadian GAAP, the Convertible Notes are accounted for as a compound financial instrument and are presented in their component parts of debt and equity. The debt component, net of issuance costs, is accreted to its face value through a charge to earnings over its expected term. Embedded derivatives, that are not clearly and closely related to the debt component, have been separated and marked-to-market at each reporting period. Issue costs incurred in connection with the issuance of the Convertible Notes that pertain to equity have been classified as share issue costs under Canadian GAAP.

Under US GAAP, substantially all of the proceeds received from the Convertible Notes were recorded as long-term obligations. The warrants issued in connection with the Convertible Notes were determined to be liabilities, and the proceeds attributable to the warrants were recorded as long-term obligations. The warrant liability is marked-to-market at each reporting date under US GAAP. In addition, a beneficial conversion feature, representing the intrinsic value attached to the conversion features of the Convertible Notes, is recorded and accreted from the date of issuance to the stated redemption date. On conversion, all of the remaining unamortized discount on the debt and the beneficial conversion feature is recognized immediately as a charge to earnings.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007 and 2006, and period from inception (June 17, 1993) to December 31, 2007
Six-month periods ended June 30, 2008 and 2007 (unaudited)
(in thousands of US dollars, except share and per share data, unless otherwise noted)

(c)	Other disclosures required by US GAAP:
(i)	Supplementary information:

Under US GAAP and SEC rules, separate disclosure is required for the following statement of operations item reported under Canadian GAAP. There is no similar requirement under Canadian GAAP.

	Period ended	Period ended	Year ended	Year ended
	June 30,	June 30,	December 31,	December, 31
	2008	2007	2007	2006

Rental expense	$116	$99	$216	$199
Under US GAAP, separate disclosure is required of the accounting policy for legal costs expected to be incurred in connection with a SFAS 5, Accounting for Contingencies, loss contingency. The Company expenses these costs as incurred.

(ii)	Classification of stock-based compensation:

Under US GAAP, the total stock-based compensation cost reported under Canadian GAAP as a separate line item would be reclassified to the following captions under US GAAP:

	Period ended	Period ended	Year ended	Year ended
	June 30,	June 30,	December 31,	December, 31
	2008	2007	2007	2006

Research and development	$584	$383	$797	$741
General and administrative	1,276	1,473	3,428	2,828

	$1,860	$1,856	$4,225	$3,569

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007 and 2006, and period from inception (June 17, 1993) to December 31, 2007
Six-month periods ended June 30, 2008 and 2007 (unaudited)
(in thousands of US dollars, except share and per share data, unless otherwise noted)

(c)	Other disclosures required by US GAAP (continued):
(iii)	Development stage company:

The Company is a development stage enterprise as defined in FAS 7 and the following additional disclosures are provided.

The statement of shareholders’ equity since the date of inception under US GAAP is presented below:

									Additional		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	equity

Period ended October 14, 1994:
Shares issued for cash	850,000	—	—	—	400,000	400	—	—	$—	$—	$400
Net loss										(404)	(404)

Balance, October 14, 1994	850,000	—	—	—	400,000	400	—	—	—	(404)	(4)

Period ended September 30, 1995:
Shares issued for cash	—	—	—	—	600,000	600	—	—	—	—	600
Net loss										(1,378)	(1,378)

Balance, September 30, 1995	850,000	—	—	—	1,000,000	1,000	—	—	—	(1,782)	(782)

Year ended September 30, 1996:
Shares issued for cash	—	—	—	—	—	—	5,595,001	7,340	—	—	7,340
Shares issued for services	275,076	30	—	—	—	—	—	—	—	—	30
Share issue costs	—	—	—	—	—	—	—	(159)	—	—	(159)
Net loss										(1,508)	(1,508)

Balance, September 30, 1996	1,125,076	30	—	—	1,000,000	1,000	5,595,001	7,181	—	(3,290)	4,921

Year ended September 30, 1997:
Net loss										(1,745)	(1,745)

Balance, September 30, 1997	1,125,076	30	—	—	1,000,000	1,000	5,595,001	7,181	—	(5,035)	3,176

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007 and 2006, and period from inception (June 17, 1993) to December 31, 2007
Six-month periods ended June 30, 2008 and 2007 (unaudited)
(in thousands of US dollars, except share and per share data, unless otherwise noted)

(c)	Other disclosures required by US GAAP (continued):
(iii)	Development stage company (continued):

The statement of shareholders’ equity since the date of inception under US GAAP is presented below (continued):

									Additional		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	equity

Balance, September 30, 1997 brought forward	1,125,076	30	—	—	1,000,000	1,000	5,595,001	7,181	$—	$(5,035)	$3,176

Year ended September 30, 1998:
Conversion into Class A shares	—	—	6,595,001	8,181	(1,000,000)	(1,000)	(5,595,001)	(7,181)	—	—	—
Shares issued for cash	—	—	3,138,770	7,227	—	—	—	—	—	—	7,227
Exercise of options	5,500	1	—	—	—	—	—	—	—	—	1
Share issue costs	—	—	—	(390)	—	—	—	—	—	—	(390)
Net loss	—	—	—	—	—	—	—	—	446	(4,737)	(4,291)

Balance, September 30, 1998	1,130,576	31	9,733,771	15,018	—	—	—	—	446	(9,772)	5,723

Period ended June 30, 1999:
Shares issued for cash	—	—	1,483,224	3,800	—	—	—	—	—	—	3,800
Exercise of options	29,314	7	—	—	—	—	—	—	—	—	7
Share issue costs	—	—	—	(72)	—	—	—	—	—	—	(72)
Net loss	—	—	—	—	—	—	—	—	224	(2,599)	(2,375)

Balance, June 30, 1999	1,159,890	38	11,216,995	18,746	—	—	—	—	670	(12,371)	7,083

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007 and 2006, and period from inception (June 17, 1993) to December 31, 2007
Six-month periods ended June 30, 2008 and 2007 (unaudited)
(in thousands of US dollars, except share and per share data, unless otherwise noted)

(c)	Other disclosures required by US GAAP (continued):
(iii)	Development stage company (continued):

The statement of shareholders’ equity since the date of inception under US GAAP is presented below (continued):

									Additional		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	equity

Balance, June 30, 1999 brought forward	1,159,890	38	11,216,995	18,746	—	—	—	—	$670	$(12,371)	$7,083

Year ended June 30, 2000:
Shares issued for cash	180,723	507	63,442	158	—	—	—	—	—	—	665
Exercise of options	12,177	3	—	—	—	—	—	—	—	—	3
Exercise of warrants	—	—	111,467	248	—	—	—	—	—	—	248
Conversion of Class A shares	11,391,904	19,152	(11,391,904)	(19,152)	—	—	—	—	—	—	—
Initial public offering	3,878,787	21,724	—	—	—	—	—	—	—	—	21,724
Share issue costs	—	(1,859)	—	—	—	—	—	—	—	—	(1,859)
Net loss	—	—	—	—	—	—	—	—	247	(4,036)	(3,789)

Balance June 30, 2000	16,623,481	39,565	—	—	—	—	—	—	917	(16,407)	24,075

Year ended June 30, 2001:
Exercise of over-allotment option	581,818	3,228	—	—	—	—	—	—	—	—	3,228
Shares issued for cash	321,035	2,473	—	—	—	—	—	—	—	—	2,473
Exercise of options	435,438	135	—	—	—	—	—	—	—	—	135
Exercise of warrants	34,447	53	—	—	—	—	—	—	—	—	53
Share issue expenses	—	(375)	—	—	—	—	—	—	—	—	(375)
Net loss	—	—	—	—	—	—	—	—	192	(1,961)	(1,769)

Balance, June 30, 2001	17,996,219	45,079	—	—	—	—	—	—	1,109	(18,368)	27,820

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007 and 2006, and period from inception (June 17, 1993) to December 31, 2007
Six-month periods ended June 30, 2008 and 2007 (unaudited)
(in thousands of US dollars, except share and per share data, unless otherwise noted)

(c)	Other disclosures required by US GAAP (continued):
(iii)	Development stage company (continued):

The statement of shareholders’ equity since the date of inception under US GAAP is presented below (continued):

									Additional		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	equity

Balance, June 30, 2001 brought forward	17,996,219	45,079	—	—	—	—	—	—	$1,109	$(18,368)	$27,820

Year ended June 30, 2002:
Exercise of options	32,125	7	—	—	—	—	—	—	—	—	7
Net loss	—	—	—	—	—	—	—	—	82	(8,672)	(8,590)

Balance, June 30, 2002	18,028,344	45,086	—	—	—	—	—	—	1,191	(27,040)	19,237

Year ended June 30, 2003:
Shares issued for cash	4,000,000	9,634	—	—	—	—	—	—	—	—	9,634
Exercise of warrants	836,644	1,245	—	—	—	—	—	—	—	—	1,245
Exercise of options	618,036	613	—	—	—	—	—	—	—	—	613
Share issue costs	—	(341)	—	—	—	—	—	—	—	—	(341)
Net loss	—	—	—	—	—	—	—	—	61	(13,045)	(12,984)

Balance, June 30, 2003	23,483,024	56,237	—	—	—	—	—	—	1,252	(40,085)	17,404

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
 Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007 and 2006, and period from inception (June 17, 1993) to December 31, 2007
Six-month periods ended June 30, 2008 and 2007 (unaudited)
(in thousands of US dollars, except share and per share data, unless otherwise noted)

(c)	Other disclosures required by US GAAP (continued):
(iii)	Development stage company (continued):

The statement of shareholders’ equity since the date of inception under US GAAP is presented below (continued):

									Additional		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	equity

Balance, June 30, 2003 brought forward	23,483,024	56,237	—	—	—	—	—	—	$1,252	$(40,085)	$17,404

Six months ended December 31, 2003:
Shares issued for cash	5,750,000	62,644	—	—	—	—	—	—	—	—	62,644
Exercise of warrants	106,785	137	—	—	—	—	—	—	—	—	137
Exercise of options	435,318	964	—	—	—	—	—	—	—	—	964
Share issue costs	—	(5,023)	—	—	—	—	—	—	—	—	(5,023)
Net loss	—	—	—	—	—	—	—	—	6	(13,090)	(13,084)

Balance December 31, 2003	29,775,127	114,959	—	—	—	—	—	—	1,258	(53,175)	63,042

Year ended December 31, 2004:
Exercise of options	545,292	1,145	—	—	—	—	—	—	—	—	1,145
Net loss	—	—	—	—	—	—	—	—	7	(38,609)	(38,602)

Balance, December 31, 2004	30,320,419	116,104	—	—	—	—	—	—	1,265	(91,784)	25,585

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
 Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007 and 2006, and period from inception (June 17, 1993) to December 31, 2007
Six-month periods ended June 30, 2008 and 2007 (unaudited)
(in thousands of US dollars, except share and per share data, unless otherwise noted)

(c)	Other disclosures required by US GAAP (continued):
(iii)	Development stage company (continued):

The statement of shareholders’ equity since the date of inception under US GAAP is presented below (continued):

											Accumulated
									Additional		other		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		comprehensive		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	income		equity

Balance, December 31, 2004 brought forward	30,320,419	116,104	—	—	—	—	—	—	$1,265	$(91,784)	$6,140	(1)	$31,725

Year ended December 31, 2005:
Shares issued for cash	4,000,000	61,744	—	—	—	—	—	—	—	—	—		61,744
Exercise of warrants	2,800,000	7,189	—	—	—	—	—	—	—	—	—		7,189
Exercise of options	300,660	1,111	—	—	—	—	—	—	—	—	—		1,111
Share issue costs	—	(4,107)	—	—	—	—	—	—	—	—	—		(4,107)
Net loss	—	—	—	—	—	—	—	—	—	(55,935)	—		(55,935)
Foreign exchange adjustment on change in functional currency	—	—	—	—	—	—	—	—	—	—	1,219		1,219

Balance, December 31, 2005	37,421,079	182,041	—	—	—	—	—	—	1,265	(147,719)	7,359		42,946

Year ended December 31, 2006:
Shares issued for cash	100,943	379	—	—	—	—	—	—	—	—	—		379
Exercise of a warrant	1,200,000	8,095	—	—	—	—	—	—	—	—	—		8,095
Ascribed value from additional paid-in capital	—	137	—	—	—	—	—	—	(137)	—	—		—
Net loss	—	—	—	—	—	—	—	—	3,595	(67,102)	—		(63,507)
Foreign exchange adjustment on change in functional currency	—	—	—	—	—	—	—	—	—	—	1,397		1,397

Balance, December 31, 2006	38,722,022	190,652	—	—	—	—	—	—	4,723	(214,821)	8,756		(10,690)

(1)	Cumulative amount to December 31, 2004 brought forward

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
 Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007 and 2006, and period from inception (June 17, 1993) to December 31, 2007
Six-month periods ended June 30, 2008 and 2007 (unaudited)
(in thousands of US dollars, except share and per share data, unless otherwise noted)

(c)	Other disclosures required by US GAAP (continued):
(iii)	Development stage company (continued):

The statement of shareholders’ equity since the date of inception under US GAAP is presented below (continued):

											Accumulated
									Additional		other	Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		comprehensive	shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	income	equity

Balance, December 31, 2006 brought forward	38,722,022	190,652	—	—	—	—	—	—	$4,723	$(214,821)	$8,756	$(10,690)

Year ended December 31, 2007:
Issuance on conversion of 6% senior convertible notes due in 2027	5,619,321	40,229	—	—	—	—	—	—	5,913	—	—	46,142
Issuance on conversion of 5% junior convertible notes due in 2012	4,444,449	40,000	—	—	—	—	—	—	9,533	—	—	49,533
Shares issued for cash	60,803	371	—	—	—	—	—	—	—	—	—	371
Ascribed value from additional paid-in capital	—	224	—	—	—	—	—	—	(224)	—	—	—
Net loss	—	—	—	—	—	—	—	—	4,225	(95,798)	—	(91,573)
Foreign exchange adjustment on change in functional currency	—	—	—	—	—	—	—	—	—	—	(3,123)	(3,123)

Balance, December 31, 2007	48,846,595	271,476	—	—	—	—	—	—	$24,170	$(310,619)	$5,633	$(9,340)

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
 Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007 and 2006, and period from inception (June 17, 1993) to December 31, 2007
Six-month periods ended June 30, 2008 and 2007 (unaudited)
(in thousands of US dollars, except share and per share data, unless otherwise noted)

(c)	Other disclosures required by US GAAP (continued):
(iii)	Development stage company (continued):

The statement of shareholders’ equity since the date of inception under US GAAP is presented below (continued):

											Accumulated
									Additional		other	Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		comprehensive	shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	income	equity

Balance, December 31, 2007 brought forward	48,846,595	271,476	—	—	—	—	—	—	$24,170	$(310,619)	$5,633	$(9,340)

Shares issued for cash	1,500	1	—	—	—	—	—	—	—	—	—	1
Net loss	—	—	—	—	—	—	—	—	1,860	(23,578)	—	(21,718)

Balance, June 30, 2008	48,848,095	271,477	—	—	—	—	—	—	$26,030	$(334,197)	$5,633	$(31,057)

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007 and 2006, and period from inception (June 17, 1993) to December 31, 2007
Six-month periods ended June 30, 2008 and 2007 (unaudited)
(in thousands of US dollars, except share and per share data, unless otherwise noted)

(c)	Other disclosures required by US GAAP (continued):
(iv)	FIN 48 — Accounting for tax uncertainties:

For US GAAP purposes, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for income taxes recognized in a company’s financial statements in accordance with FASB statement No. 109. FIN 48 prescribes a more-likely-than-not recognition threshold for tax uncertainties. The adoption of FIN 48 resulted in no adjustment to the liability for unrecognized tax benefits. As of the date of adoption, December 31, 2007 and June 30, 2008, the total amount of unrecognized tax benefits was nil.

The Company files income tax returns with federal and provincial tax authorities within Canada. The Company’s foreign affiliates file income tax returns in various jurisdictions, the most significant of which is Switzerland. In general, the Company is subject to an examination by taxing authorities for years after 2000.
(v)	SFAS No. 157 — Fair value measurements:

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007 and 2006, and period from inception (June 17, 1993) to December 31, 2007
Six-month periods ended June 30, 2008 and 2007 (unaudited)
(in thousands of US dollars, except share and per share data, unless otherwise noted)

(c)	Other disclosures required by US GAAP (continued):
(v)	SFAS No. 157 — Fair value measurements (continued):

Assets and liabilities fair value on a recurring basis:

		Fair value measurements at reporting date using
		Quoted prices in	Significant	Significant
		active markets	other	unobservable
	June 30,	for identical	observable	inputs
	2008	assets (level)	inputs (level 2)	(level 3)

Assets:
Available-for-sale securities:
Cash and cash equivalents	$29,118	$29,118	$—	$—

Investment in asset-backed commercial paper and restricted cash	$5,060	$—	$—	$5,060

Liabilities:
Derivatives	$(949)	$—	$—	$(949)
Warrant liability	(293)	—	—	(293)

The reconciliation of the beginning and ending balance of assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) was as follows:

		Fair value measurements using
	significant unobservable inputs (level 3)
	Investments in
	ABCP and
	restricted		Warrant
	cash	Derivatives	liability

Beginning balance, January 1, 2008	$5,435	$(829)	$(1,216)
Total gains or losses included in earnings (reported as other)	(375)	(120)	923

Ending balance, June 30, 2008	$5,060	$(949)	$(293)

Amount of total gains or losses for the period included in earnings attributable to the change in unrealized gain or losses related to assets still held at reporting date	$(375)	$(120)	$923

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007 and 2006, and period from inception (June 17, 1993) to December 31, 2007
Six-month periods ended June 30, 2008 and 2007 (unaudited)
(in thousands of US dollars, except share and per share data, unless otherwise noted)

(c)	Other disclosures required by US GAAP (continued):
(v)	SFAS No. 157 — Fair value measurements (continued):

The Company has elected to defer for one year the application of Statement No. 157 for non-financial assets and non-financial liabilities (except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis).
(vi)	Recent accounting pronouncements:

SFAS No. 141R Business combinations:

In December 2007, the FASB issued a revised standard on accounting for business combinations. The major changes to accounting for business include the following: all business acquisitions would be measured at fair value; the exiting definition of a business would be expanded; pre-acquisition contingencies would be measured at fair value; most acquisition-related costs would be recognized as expenses as incurred (they would no longer be part of the purchase consideration); obligations for contingent consideration would be measured and recognized at fair value at the acquisition date (measurement would no longer need to wait until the contingency is settled); non-controlling interests would be measured at fair value at the date of acquisition (i.e., 100% of the assets and liabilities would be measured at fair value even when an acquisition is for less than 100%); goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed, and would be allocated to the acquirer and the non-controlling interest. The statement is effective for periods beginning on or after January 1, 2009. The Company will apply the standard for acquisitions occurring after this date.

SFAS No. 160 — Non-controlling interest in consolidated financial statements:

In December 2007, the FASB issued a revised standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other items outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution gains or losses. The carrying amount of the non-controlling interests is adjusted to reflect the changes in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007 and 2006, and period from inception (June 17, 1993) to December 31, 2007
Six-month periods ended June 30, 2008 and 2007 (unaudited)
(in thousands of US dollars, except share and per share data, unless otherwise noted)

(c)	Other disclosures required by US GAAP (continued):
(vi)	Recent accounting pronouncements (continued):

SFAS No. 160 — Non-controlling interest in consolidated financial statements (continued):

This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008. SFAS 160 will be applied prospectively to all non controlling interests, including any that arose before the effective date. The Company does not expect the adoption of SFAS 160 to materially affect its financial statements.

SFAS No. 161 — Disclosures about derivative instruments and hedging activities, an amendment to FASB Statement No. 133:

In March 2008, the FASB issued the above-noted statement, which requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosure about credit-risk related contingent features on derivative agreements. The statement is effective for periods beginning on or after November 15, 2008. The Company does not expect the adoption of SFAS No. 161 to materially affect its consolidated financial statements.

SFAS No. 162 — The Hierarchy of Generally Accepted Accounting Principles and SFAS 163 - Accounting for Financial Guarantee Insurance Contracts:

In May 2008, the FASB issued the above-noted statements. The Company does not expect the adoption of these statements to affect its consolidated financial statements.

Management’s Discussion and Analysis for the Three and Six-Month
Periods Ended June 30, 2008
BELLUS Health Inc., formerly known as Neurochem Inc., (BELLUS Health or the Company) is a global health company focused on the development and commercialization of products to provide innovative health solutions to address critical unmet medical needs.
The shareholders of Neurochem Inc. approved the change of its name to “BELLUS Health Inc.” at the annual and special shareholders’ meeting on April 15, 2008. The new stock ticker symbols of the Company are BLUS (NASDAQ) and BLU (TSX).
The Management’s Discussion and Analysis (MD&A) provides a review of the Company’s operations, performance and financial position for the three- and six-month periods ended June 30, 2008, compared with the three- and six-month periods ended June 30, 2007. It should be read in conjunction with the Company’s unaudited consolidated financial statements for the periods ended June 30, 2008, as well as the Company’s audited consolidated financial statements for the year ended December 31, 2007, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). For discussion regarding related-party transactions, contractual obligations, disclosure controls and procedures, internal control over financial reporting, critical accounting policies and estimates, recent accounting pronouncements, and risks and uncertainties, refer to the Annual Report and the Annual Information Form for the year ended December 31, 2007, as well as registration statements and other public filings, which are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-Looking Statements” cautionary notice, which can be found at the end of this MD&A. This MD&A was prepared by Management with information available as at August 4, 2008.
As previously reported, effective July 1, 2007, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenue, expenses, assets, liabilities and financing are denominated in US dollars. All currency figures reported in this document, including comparative figures, are reported in US dollars, unless otherwise specified.
Results of operations
For the three-month period ended June 30, 2008, the net loss amounted to $12,706,000 ($0.26 per share), compared to $30,484,000 ($0.75 per share) for the corresponding period the previous year. For the six-month period ended June 30, 2008, the net loss amounted to $25,608,000 ($0.52 per share), compared to $51,500,000 ($1.30 per share) for the same period last year. The net loss for the periods ended June 30, 2007 included a non-cash accretion expense under Canadian GAAP of $10,430,000 relating to the $40 million 5% senior subordinated convertible notes issued in May 2007.
Revenue from collaboration agreement amounted to nil for the current quarter ($205,000 for the six-month period), compared to $312,000 for the same period the previous year ($685,000 for the six-month period). This revenue was earned under the agreement with Centocor, Inc. (Centocor) in respect of eprodisate (KIACTA™), an oral investigational product candidate for the treatment of

1

Amyloid A (AA) amyloidosis. During the first quarter of 2008, the Company announced its decision to continue the drug development program for eprodisate (KIACTA™) and that it will initiate a second Phase III clinical trial for eprodisate (KIACTA™) in close cooperation with the US Food and Drug Administration (FDA) and the European Medicines Agency (EMEA). The trial is expected to begin in the fourth quarter of 2008, with approximately 190 patients to be followed for a period of 24 months. As part of the decision, the Company withdrew its marketing applications for eprodisate (KIACTA™) in the US, the European Union and Switzerland. On April 15, 2008, the Company announced that it had regained full ownership rights and control of eprodisate (KIACTA™) from Centocor. During the current quarter, the refundable portion ($6,000,000) of the upfront payment received from Centocor in 2005 was refunded to Centocor.
Reimbursable costs revenue amounted to $47,000 for the current quarter ($69,000 for the six-month period), compared to $131,000 for the same period the previous year ($259,000 for the six-month period), and consisted of costs reimbursable by Centocor in respect of eprodisate (KIACTA™)-related activities. The Company earned no margin on these reimbursable costs. As the Company regained full ownership of this program from Centocor, these costs will no longer be reimbursable from Centocor in the future.
Research and development expenses, before research tax credits and grants, amounted to $7,123,000 for the current quarter ($15,903,000 for the six-month period), compared to $14,741,000 for the same period the previous year ($31,569,000 for the six-month period). The decrease in the current periods compared to the same periods the previous year is mainly attributable to a reduction in expenses incurred in relation to the development of tramiprosate (ALZHEMED™; homotaurine) for the treatment of Alzheimer’s disease (AD), following the Company’s decision in November 2007 to terminate the tramiprosate (ALZHEMED™) pharmaceutical drug development program. Leveraging the many years of accumulated knowledge and the experience it has gained in developing tramiprosate (ALZHEMED™) for the treatment of AD, BELLUS Health is in the process of prioritizing and accelerating the development of a prodrug of tramiprosate (ALZHEMED™), a new chemical entity (NCE), for the treatment of AD. A prodrug is a pharmaceutical substance which is administered in an inactive form and, once absorbed into the body, is metabolized in vivo into its active form (in this case, tramiprosate).
The Company is also developing NC-503 (eprodisate) for the treatment of Type II diabetes and certain features of metabolic syndrome. A Phase II clinical trial in diabetic patients was launched in Canada and patient randomization commenced during the current quarter. The study is a 26-week, double-blind, placebo-controlled, randomized study. Interim results are anticipated in late 2008 or early 2009. Results from animal studies using a rat model of diabetes and metabolic syndrome have shown that NC-503 decreases the glycemic levels in obese diabetic Zucker rats, when compared to the control group, preserves 40% more pancreatic islet cells secreting insulin than in the control group, and protects kidney function.
The launch activities of VIVIMINDTM are in progress and the Company anticipates that the product will be launched in the third quarter of 2008. VIVIMINDTM is a patented, science-based natural health product shown to protect memory function and is based on the naturally occurring ingredient, homotaurine, found in certain seaweed. It is the direct result of over 15 years of significant scientific research, including clinical testing in over 2,000 individuals. Post-hoc analysis

2

of the North American Phase III clinical trial of homotaurine (VIVIMINDTM) involving 1,052 AD patients showed a positive impact on cognitive function and anatomically it helped to reduce the volume loss of an important area of the brain responsible for memory. VIVIMINDTM will be commercialized by OVOS Natural Health Inc., a wholly owned subsidiary of BELLUS Health, created to launch evidence-based branded natural health products and to become a global industry leader in natural health products. Overall, BELLUS Health’s strategy aims to provide revenue generation in the short- to medium-term through sale of natural health products and mid- to long-term development of a pipeline in pharmaceuticals.
Research tax credits and grants amounted to $467,000 this quarter ($864,000 for the six-month period), compared to $494,000 for the corresponding period the previous year ($1,000,000 for the six-month period). Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program for expenditures incurred in Quebec. The decrease is mainly attributable to lower research and development expenses incurred in Quebec during the current periods which are eligible for refundable tax credits.
General and administrative expenses totaled $4,247,000 for the current quarter ($7,561,000 for the six-month period), compared to $3,165,000 for the same quarter the previous year ($6,625,000 for the six-month period). The increase is attributable to expenses incurred in relation to VIVIMINDTM pre-launch activities.
Reimbursable costs amounted to $47,000 for the current quarter ($69,000 for the six-month period), compared to $131,000 for the same period the previous year ($259,000 for the six-month period), and consisted of costs incurred on behalf of Centocor in respect of eprodisate (KIACTA™)-related activities and reimbursable by Centocor. As the Company regained full ownership of this program from Centocor, these costs will no longer be reimbursable from Centocor in the future.
Stock-based compensation amounted to $824,000 for the current quarter ($1,859,000 for the six-month period), compared to $933,000 for the corresponding quarter the previous year ($1,856,000 for the six-month period). This expense relates to stock options and stock-based incentives, whereby compensation cost in relation to stock options is measured at fair value at the date of grant and is expensed over the award’s vesting period. The decrease in the current quarter is mainly due to lower fair value of new stock options granted during the current periods.
Interest income amounted to $213,000 for the current quarter ($711,000 for the six-month period), compared to $951,000 for the same quarter the previous year ($1,564,000 for the six-month period). The decrease is mainly attributable to lower average cash balances and lower interest rates during the current periods, compared to the same periods in the previous year.
Accretion expense amounted to $1,225,000 for the current quarter ($2,432,000 for the six-month period), compared to $12,115,000 for the same quarter the previous year ($13,116,000 for the six-month period). Accretion expense represents the imputed interest under GAAP on the $42,085,000 aggregate principal amount of 6% convertible senior notes issued in November 2006 (2006 Notes), as well as on the $40,000,000 6% senior convertible notes (Senior Notes) and $40,000,000 5% senior subordinated convertible notes (Junior Notes) issued in May 2007. The Company accretes the carrying values of the convertible notes to their face value through a

3

charge to earnings over their expected life of 60 months, 54 months and 1 month, respectively. The decrease is mainly due to accretion expenses of $10,430,000 recorded during the second quarter of 2007 on the Junior Notes, which were fully converted during that quarter. As of June 30, 2008, $42,085,000 of the 2006 Notes remains outstanding as well as $4,500,000 of the Senior Notes.. Refer to the Liquidity and Capital Resources section for more details on the convertible notes.
Change in fair value of embedded derivatives amounted to a gain of $58,000 for the current quarter (gain of $100,000 for the six-month period) compared to a loss of $1,870,000 for the same quarter the previous year (loss of $1,870,000 for the six-month period) and represents the variation in the fair value of the embedded derivatives, including the embedded derivative related to the $80,000,000 aggregate principal amount of Senior and Junior Notes issued in May 2007.
Write-down of third party asset-backed commercial paper amounted to nil for the current quarter ($375,000 for the six-month period) and represents a provision recorded on the valuation of asset-backed commercial paper held by the Company. See Liquidity and Capital Resources section for more details.
Foreign exchange gain amounted to $106,000 for the current quarter (gain of $860,000 for the six-month period), compared to a gain of $511,000 for the same quarter the previous year (gain of $619,000 for the six-month period). Foreign exchange gains or losses arise on the movement in foreign exchange rates in relation to the Company’s net monetary assets denominated in currencies other than US dollars, which is its functional and reporting currency, and consists primarily of monetary assets and liabilities denominated in Canadian dollars. Foreign exchange gains for the current six-month period include $924,000 of gain recognized on the reclassification, during the first quarter of 2008, from deferred revenue (non-monetary liability) to accrued liability (monetary liability) of the refundable amount ($6,000,000) due to Centocor, following the recovery by the Company of ownership rights and control of eprodisate (KIACTA™).
Other income amounted to $256,000 for the current quarter ($534,000 for the six-month period), compared to $475,000 for the same quarter the previous year ($717,000 for the six-month period). Other income consists of non-operating revenue, primarily sub-lease revenue.
Related-party transactions
(In thousands of US dollars)

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,
	2008	2007	2008	2007

Management services expense	$625	$568	$1,252	$1,101
Sub-lease revenue	$223	$183	$460	$388
Please refer to note 8 of the unaudited Consolidated Financial Statements for the six-month period ended June 30, 2008, for details.

4

Quarterly results (unaudited)
(In thousands of US dollars, except per share data)

			Net loss per share
Quarter .	Revenue	Net loss	Basic and diluted
	$	$	$
Year ended December 31, 2008
Second	47	(12,706)	(0.26)
First	227	(12,902)	(0.26)

Year ended December 31, 2007
Fourth	270	(16,097)	(0.33)
Third	301	(13,889)	(0.29)
Second	443	(30,484)	(0.75)
First	501	(21,016)	(0.54)

Year ended December 31, 2006
Fourth	675	(17,011)	(0.44)
Third	694	(16,509)	(0.43)
Compared to the corresponding quarter the previous year, the decrease in quarterly losses is primarily due to a reduction in research and development expenses. The decrease in the 2008 second quarter net loss is also due to lower accretion expense on the convertible notes. The decrease in the 2007 fourth quarter net loss is also due to a reduction in administrative expenses, offset by lower revenues, higher accretion expense on the convertible notes and a write-down of third party asset-backed commercial paper.
Liquidity and capital resources
As at June 30, 2008, the Company had available cash, cash equivalents and marketable securities of $29,118,000, compared to $58,672,000 at December 31, 2007. The decrease is primarily due to funds used in operating activities. The Company also has short term bank indebtedness of $5,975,000 relating to the refund to Centocor. As previously discussed, during the second quarter of 2008, the Company refunded the refundable portion of the upfront payment received from Centocor in 2005. Since this obligation was secured by Asset-Backed Commercial Paper (ABCP), the market for which is currently being restructured as discussed later in this section, the Company entered into a credit facility, with the chartered bank that sold the Company the ABCP, in order to finance the repayment. Under the terms of the facility, bank indebtedness cannot exceed $6,000,000 and is secured by ABCP having a principal value of $6,000,000. Bank indebtedness bears interest at the bank’s prime rate minus 1%. This bank indebtedness is expected to be refinanced by long term bank facilities upon the successful restructuring of the ABCP discussed below.
On November 9, 2006, the Company issued $42,085,000 aggregate principal amount of 6% convertible senior notes (the 2006 Notes) due in 2026. The 2006 Notes are convertible into common shares based on an initial conversion rate of 50.7181 shares per $1,000 principal amount of 2006 Notes ($19.72 per share). The 2006 Notes are convertible, at the option of the holder under certain conditions. On October 15, 2009, the conversion rate of the 2006 Notes will be adjusted to an amount equal to a fraction whose numerator is $1,000 and whose denominator is the average of the closing sale prices of the common shares during the 20 trading days immediately preceding, and including, the third business day immediately preceding October 15, 2009. However, no such adjustment will be made if the adjustment will reduce the conversion

5

rate. On and after November 15, 2009, the conversion rate will be readjusted back to the conversion rate that was in effect prior to October 15, 2009. On or after November 15, 2011, the Company may redeem the 2006 Notes, in whole or in part, at a redemption price in cash equal to 100% of the principal amount of the 2006 Notes, plus any accrued and unpaid interest. On November 15, 2011, November 15, 2016 and November 15, 2021, the 2006 Note holders may require the Company to purchase all or a portion of their 2006 Notes at a purchase price in cash equal to 100% of the principal amount of the 2006 Notes to be purchased, plus any accrued and unpaid interest. The Company, at its discretion, may elect to settle the principal amount owing upon redemption or conversion in cash, shares or a combination thereof. As at June 30, 2008, the totality of the 2006 Notes remains outstanding. For additional information, refer to the Annual report and Annual Information Form for the year ended December 31, 2007, as well as other publicly filed documents.
On May 2, 2007, the Company issued $80,000,000 aggregate principal amount of convertible notes, consisting of $40,000,000 6% senior convertible notes due in 2027 and $40,000,000 5% senior subordinated convertible notes due in 2012. The 6% senior convertible notes have an initial conversion price equal to the lesser of $12.68 or the 5-day weighted average trading price of the common shares preceding any conversion, subject to adjustments in certain circumstances. The Company will pay interest on the 6% senior convertible notes until maturity on May 2, 2027, subject to earlier repurchase, redemption or conversion. The 5% senior subordinated convertible notes were subject to mandatory conversion into common shares under certain circumstances. In connection with this transaction, the Company issued warrants to purchase an aggregate of 2,250,645 common shares until May 2, 2012, at an initial purchase price of $12.68 per share, subject to adjustments in certain circumstances. During the year ended December 31, 2007, $35,500,000 of the 6% senior convertible notes were converted into 5,619,321 common shares and the totality of the 5% senior subordinated convertible notes were converted into 4,444,449 common shares. Net proceeds from the offering were $74,279,000 and, as of June 30, 2008, $4,720,000 had yet to be spent. As at June 30, 2008, the use of proceeds has conformed, in all material respects, with the expectations set forth in the prospectus filed publicly.
In August 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility (ELOC) with Cityplatz Limited (Cityplatz) that provides the Company up to $60,000,000 of funds in return for the issuance of common shares. The ELOC facility was amended in February 2008 and the term was extended to February 2010. Under the amended ELOC facility, the maximum amount of each drawdown is limited to the lower of $6,000,000 or 12.5% of the volume-weighted price calculation of the common shares at the time of drawdown. The common shares will be issued at a discount of 4.0% to market price if the volume-weighted average price (VWAP) per share is $6 or higher and 7.0% if the VWAP per share is lower than $6 at the time of drawdown. A placement fee equal to 2.4% of gross proceeds will be payable to the placement agent. The ELOC shall terminate if (i) the Company’s common shares are de-listed from NASDAQ unless the common shares are listed at such time on another trading market specified in the agreement and such de-listing is in connection with a subsequent listing on another trading market specified in the agreement, (ii) the Company is subject to a change of control transaction or (iii) the Company suffers a material adverse effect which cannot be cured prior to the next drawdown notice. The Company may terminate the securities purchase agreement (i) if Cityplatz fails to fund a properly notified drawdown within five trading days of the

6

end of the applicable settlement period or (ii) after it has drawn down at least $15,000,000 under the ELOC. As at June 30, 2008, the Company has not drawn any funds under the ELOC. As at June 30, 2008, $4,100,000 of funds were potentially eligible for drawdown.
As at June 30, 2008, the Company held $6,638,000 in principal value of third party ABCP. These investments were due to mature in August 2007, but, as a result of a disruption in the credit markets, particularly in the ABCP market, they did not settle on maturity and currently remain outstanding. There are currently no market quotations available for these ABCP. On April 25, 2008, the restructuring plan announced by the Pan-Canadian Investors Committee (the Committee) in December 2007 was approved by the ABCP holders and should result in the conversion of the ABCP into longer term financial instruments. The ratification of the restructuring plan by the Ontario Superior Court of Justice is currently under appeal. As at June 30, 2008, the Company estimated the fair value of these ABCP at approximately $5,060,000. An amount of $4,491,000 is shown in Investment in ABCP and is no longer presented as restricted cash since it has ceased to be pledged to a bank as collateral for the letter of credit issued in favour of Centocor. The difference of $569,000, relating to the amount pledged under lease agreements, is presented as part of Restricted Cash. In connection with its fair value estimations, the Company recorded a write-down of $1,184,000 for the year ended December 31, 2007 and an additional write-down of $375,000 during the quarter ended March 31, 2008 to recognize impairment losses related to these investments. During the current quarter, there were no material changes in factors and assumptions which affected the fair value estimation and no additional write-down was recorded. The Company estimated the fair value of the ABCP using a probability weighted discounted cash flow approach, based on its best estimates of the period over which the assets are going to generate cash flows ranging from 8 to 28 years based on the proposed restructuring, the coupon interest rate, the discount rate to apply to the net cash flows anticipated to be received commensurate with the return on comparably rated notes in accordance with the risk factors of the different investments and other qualitative factors. This estimate of the fair value of the ABCP is not supported by observable market prices or rates, therefore is subject to uncertainty, including, but not limited to, the successful implementation of the restructuring plan being considered, the estimated amounts to be recovered, the yield of the substitute financial instruments and the timing of future cash flows. The resolution of these uncertainties could be such that the ultimate fair value of these investments may vary from the Company’s current estimate. Changes in the near term could require changes in the recognized amount of these assets.
As at June 30, 2008, the Company’s workforce comprised 133 employees compared to 184 employees as at June 30, 2007. During the current period, the Company reduced its research activities and associated workforce to focus on its key projects.
As at July 31, 2008, the Company had 48,848,095 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets, 4,783,312 options granted under the stock option plan, 2,884,471 shares currently issuable under the convertible notes, and 2,250,645 warrants outstanding, for a total of 58,986,523 common shares, on a fully diluted basis.
To date, the Company has financed its operations primarily through public offerings of common shares, private placements, issuance of convertible notes, as well as a sale leaseback

7

transaction, research tax credits, collaboration and research contracts, interest and other income. The future profitability of the Company is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Company, the ability of the Company to successfully market, sell and distribute products, including its natural health products, and the ability of the Company to obtain the necessary financing to complete its projects.
The Company has incurred significant operating losses and negative cash outflows from operations since inception and has an accumulated deficit of $343,862,000. As at June 30, 2008, the Company’s committed cash obligations and expected level of expenses for the upcoming twelve months exceed the committed sources of funds and the Company’s cash and cash equivalents on hand. The Company is actively considering various alternatives with potential investors and other parties to secure additional financing. No agreements with potential investors have been reached yet and there can be no assurance that such agreements will be reached. The ability of the Company to continue as a going concern is dependent upon raising additional financing through borrowings, share issuances, receiving funds through collaborative research contracts or product licensing agreements, and ultimately, from obtaining regulatory approval in various jurisdictions, to market and sell its product candidates and achieving future profitable operations. The outcome of these matters is dependent on a number of items outside of the Company’s control. As a result, there is significant uncertainty as to whether the Company will have the ability to continue as a going concern beyond the first quarter of 2009.
The consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the amounts and classification for assets and liabilities that may be necessary should the Company not be successful in its effort to obtain additional financing, to receive significant funds on signing collaborative research contracts or by outlicensing its products or making significant product sales.
Subsequent event
On July 17, 2008, the Company acquired 100% of the remainder of the outstanding capital stock of Innodia Inc. (Innodia), a private company engaged in developing compounds for the treatment of diabetes, obesity and related metabolic conditions and diseases. Prior to the acquisition, the Company indirectly held 23% of Innodia’s capital stock. The Company acquired all of the business of Innodia including the intellectual property assets related to its diabetes and obesity projects. The Company now holds the exclusive rights to BELLUS Health’s diabetes platform and all related compounds. The purchase price, in the amount of approximately CDN$1,300,000 was settled by the issuance from treasury of 1,185,797 common shares. Additional consideration consisting of either treasury shares or, at the option of the Company, cash is conditionally payable on the first anniversary of the closing of the transaction, based upon the determination of the value of certain assets at that time.
Change in functional and reporting currency

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Effective July 1, 2007, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenues, expenses, assets, liabilities and financing are denominated in US dollars. Prior to that date, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars. The Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, “Translation method when the reporting currency differs from the measurement currency or there is a change in the reporting currency”. In accordance with EIC-130, assets and liabilities as of June 30, 2007 were translated in US dollars using the exchange rate in effect on that date; revenues, expenses and cash flows were translated at the average rate in effect during the six-month period ended June 30, 2007 and equity transactions were translated at historical rates. Any exchange differences resulting from the translation were included in accumulated other comprehensive income presented in shareholders’ equity. Financial statements presented after June 30, 2007, are measured and presented in US dollars.
Forward-looking statements
Certain statements included in this Management’s Discussion and Analysis may constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to the Company’s objectives and the strategies to achieve these objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Refer to the Company’s filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission, for a discussion of the various factors that may affect the Company’s future results. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or natural health products industries, changes in the regulatory environment in the jurisdictions in which the BELLUS Health Group does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed. The results or events predicted in forward-looking information may differ materially from actual results or events. The Company believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report, and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

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FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Dr. Francesco Bellini, Chairman of the Board and Chief Executive Officer of BELLUS Health Inc., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of BELLUS Health Inc. (the issuer) for the interim period ending June 30, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: August 5, 2008

(signed) Dr. Francesco Bellini Dr. Francesco Bellini Chairman of the Board and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Mariano Rodriguez, Vice President, Finance and Chief Financial Officer of BELLUS Health Inc., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of BELLUS Health Inc. (the issuer) for the interim period ending June 30, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: August 5, 2008

(signed) Mariano Rodriguez Mariano Rodriguez Vice President, Finance and Chief Financial Officer